UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D
                    Under the Securities Exchange Act of 1934
                       (Amendment No. __________________)*


                       SHARED TECHNOLOGIES FAIRCHILD INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                    Common Stock, par value $.004 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   81948QAAS
--------------------------------------------------------------------------------
                                 (CUSIP Number)


           Shared Technologies Fairchild Inc. 100 Great Meadow Road,
                 Wethersfield, CT 06109 Attn: Kenneth M.Dorros
--------------------------------------------------------------------------------
 (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)


                                 March 13, 1996
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box |_|.

Check the following box if a fee is being paid with the statement |X|. (A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                Page 1 of 6 Pages

                                  SCHEDULE 13D

----------------------                              ---------------------------
CUSIP No. 81948QAAS                                  Page  2   of   6  Pages
          ---------                                       ---      ---
----------------------                              ---------------------------


-------------------------------------------------------------------------------
1    NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     The Fairchild Corporation - IRS EIN 34-0728587
     RHI Holdings, Inc. -  IRS EIN 34-1545939
-------------------------------------------------------------------------------
2    CHECK THE APPROXIMATE BOX IF A MEMBER OF A GROUP                   (a) |_|
                                                                        (b) |_|
-------------------------------------------------------------------------------

3    SEC USE ONLY

-------------------------------------------------------------------------------
4    SOURCE OF FUNDS

     PF
-------------------------------------------------------------------------------
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS
     2(d) or 2(e)                                                           |_|

-------------------------------------------------------------------------------
6    CITIZENSHIP OR PLACE OR ORGANIZATION

     The Reporting Persons are incorporated under the laws of Delaware
-------------------------------------------------------------------------------
                   7    SOLE VOTING POWER
   NUMBER OF            9,921,568
     SHARES        ------------------------------------------------------------
  BENEFICIALLY     8    SHARED VOTING POWER
    OWNED BY            0
      EACH         ------------------------------------------------------------
   REPORTING       9    SOLE DISPOSITIVE POWER
  PERSON WITH           9,921,568
                   ------------------------------------------------------------
                   10   SHARED DISPOSITIVE POWER
                        0
-------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     9,921,568
-------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES  |_|

-------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

     54%
-------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON

     CO
-------------------------------------------------------------------------------


                                Page 2 of 6 Pages

Item 1.  Security and Issuer.

         This statement relates to the common stock, par value $.004 per share, (the "Common Stock") of Shared Technologies Fairchild Inc., a Delaware corporation ("STFI"), whose principal executive offices are located at 100 Great Meadow Road, Wethersfield, CT 06109.

Item 2.  Identity and Background

         This statement is filed by The Fairchild Corporation ("TFC") and RHI Holdings, Inc. ("RHI"), each a Delaware corporation. The address for each of TFC and RHI is 300 West Service Road, Chantilly, VA 22021. TFC is a leading worldwide supplier of aerospace fasteners. RHI is a wholly-owned subsidiary of TFC.

         Exhibit A, which is incorporated herein by reference, sets forth the name, business address, the present principal occupation or employment, and the citizenship of the executive officers and directors of RHI and TFC.

         During the five years prior to the date hereof, neither TFC, RHI, and to TFC's and RHI's knowledge no executive officer or director of TFC or RHI has
(i) been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) during the last five years nor has been (ii) a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities law or finding any violation with respect to such laws.

Item 3.  Source and Amount of Funds or Other Consideration

         On March 13, 1996, Fairchild Industries, Inc., a wholly-owned subsidiary of RHI and an indirect subsidiary of TFC, was merged into Shared Technologies Inc. ("Shared Technologies") with the surviving corporation renamed Shared Technologies Fairchild Inc. As a result of the merger, RHI received (i) 6,000,000 shares of Common Stock (representing approximately 41% of the outstanding shares after giving effect to such issuance), (ii) shares of 6% Cumulative Convertible Preferred Stock of STFI having an aggregate liquidation preference of $25,000,000 (subject to upward adjustment) and which are convertible into Common Stock at a conversion price of $6.3750 per share (which, if converted, would represent an additional 3,921,568 shares of Common Stock and, together with the other Common Stock issued to RHI, approximately 54% of the Common Stock outstanding) and (iii) shares of a Special Preferred Stock having an initial liquidation preference of $20,000,000 (which could accrete up to a maximum of $30,000,000 over a ten-year period if not earlier redeemed).

Item 4.  Purpose of Transaction

         The Common Stock beneficially owned by TFC, through RHI, is currently held for investment purposes only. Subject to certain exceptions, TFC and RHI have agreed not to acquire additional shares of Common Stock or sell any of its shares of Common Stock until March 13, 1998. Neither TFC nor RHI currently has any plans or proposals which relate to or could result in STFI becoming a privately held company. Neither TFC nor RHI currently has specific plans or proposals that relate to or would result in any of the matters described in subparagraphs (b) through (j) of Item 4 of Schedule 13D.


                                Page 3 of 6 Pages

Item 5.  Interest in Securities of the Issuer.

         (a) Based on Shared Technologies Inc.'s Quarterly report on form 10-Q for its fiscal quarter ended September 30, 1995, TFC's beneficial ownership of 9,921,568 shares of Common Stock, through RHI, constitutes approximately 54% of the Common Stock outstanding, based upon 8,504,823 shares of Common Stock issued and outstanding as of November 14, 1995.

         (b) The information required by this paragraph is set forth in Items 7 through 11 of the cover page of this Schedule.

         (c) through (e) Not Applicable.

Item 6.  Contracts, Arrangements, Understandings or
         Relationships with Respect to Securities of the Issuer.

         RHI presently has a registration rights agreement and a shareholders agreement for the shares of Common Stock it owns. Pursuant to the registration rights agreement, RHI has certain demand and piggyback registration rights. Pursuant to the shareholders agreement, RHI has agreed, subject to certain exceptions, not to acquire additional shares of Common Stock or sell any of its shares of Common Stock until March 13, 1998. In addition, the shareholders agreement entitles RHI to nominate four members to the Board of Directors of STFI. Pursuant to a pledge agreement, RHI has pledged all of its shares of Special Preferred Stock and 6% Cumulative Preferred Stock having a liquidation preference of $23,500,000 in favor of the pledge agent in respect of certain liabilities of Fairchild Industries, Inc. Other than as previously mentioned, neither RHI nor TFC any of their respective officers and directors has any contracts, arrangements, understandings or relationships (legal or otherwise) among such persons or with any other person with respect to any securities of STFI, including, but not limited to, transfer or voting of any securities of STFI, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss or the giving or withholding of proxies.

Item 7.  Items to be Filed as Exhibits.

Exhibit A  Information concerning the executive officers and directors of RHI and TFC.

Exhibit B  Agreement  and Plan of Merger  dated as of November 9, 1995 by and
           among   Fairchild,   RHI,  FII  and  Shared   Technologies   ("Merger
           Agreement"). 1

Exhibit C  Amendment No. 1 to Merger Agreement dated as of February 2, 1996.

Exhibit D  Amendment No. 2 to Merger Agreement dated as of February 23, 1996.

Exhibit E  Amendment No. 3 to Merger Agreement dated as of March 1, 1996.

--------
1 Incorporated by reference from the Registrant's Form 8-K filed on November 20, 1995.

                                Page 4 of 6 Pages

Exhibit F  Shareholders Agreement dated as of March 13, 1996 by and among
           RHI, Shared Technologies and Anthony A. Autorino

Exhibit G  Registration  Rights  Agreement dated as of March 13, 1996 by and among RHI and Shared Technologies.

Exhibit H  Pledge  Agreement  dated as of March 13,  1996 by and among  RHI,
           Shared Technologies and Gadsby & Hannah.

                                Page 5 of 6 Pages

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

March 13, 1996

                                                THE FAIRCHILD CORPORATION


                                           By:  /s/ Donald E. Miller
                                                -------------------------------
                                                Donald E. Miller
                                                Senior Vice President
                                                General Counsel
                                                and Secretary



                                                RHI HOLDINGS, INC.


                                           By:  /s/ Donald E. Miller
                                                -------------------------------
                                                Donald E. Miller
                                                Vice President
                                                and Secretary

                                Page 6 of 6 Pages

                                                                      EXHIBIT A


          DIRECTORS AND EXECUTIVE OFFICERS OF THE FAIRCHILD CORPORATION

         The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of TFC are set forth below. The business address of each of the directors and executive officers of TFC, with respect to positions, offices or employment with TFC, is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of each of TFC and RHI who is a citizen of Austria.

                                     Title, Present Principal Occupation,
Name                         Five Year Employment History and Business Addresses
----                         ---------------------------------------------------

Michael T. Alcox             Senior Vice President and the Chief Financial
                             Officer of TFC since December 1987. He also served as Treasurer of TFC from September 1990 until November 1991. Since 1990, Mr. Alcox also has served as Vice President and the Chief Financial
                             Officer of RHI Holdings, Inc. ("RHI") and Fairchild
                             Industries, Inc. ("Fairchild Industries"), two subsidiaries of TFC. He is a director of RHI, Fairchild Industries, and Banner Aerospace, Inc.
                             ("Banner Aerospace"). He became a director of TFC in 1988.

Mortimer M. Caplin           Director of TFC since 1990. Senior member of Caplin
                             & Drysdale (attorneys) since 1964. Mr. Caplin serves as a director of Fairchild Industries, Presidential Realty Corporation and Danaher
                             Corporation.

Philip David                 Director of TFC since 1985. Consultant to TFC from
                             January 1988 to June 1993. He was also an employee of TFC from January 1988 to December 1989. He was a
                             Professor of Urban Development at Massachusetts
                             Institute of Technology until June 1988. Dr. David is also a director of Advanced NMR Systems, Inc.

Thomas J. Flaherty           Director of TFC since 1993. Joined TFC in April
                             1993, as the Chief Operating Officer. Since 1993, he also has served as a director and the Chief
                             Operating Officer of Fairchild Industries. He was
                             President and the Chief Operating Officer of IMO
                             Industries, Inc. from 1992 to April 1993. He was the Chief Executive Officer & President of
                             Transnational Industries, Inc. from 1990 to 1992.
                             From 1977 to 1990, he held various executive positions with the Hamilton Standard and Pratt &
                             Whitney units of United Technologies Corporation.

Harold J. Harris             Director of TFC since 1985. President of Wm. H.
                             Harris, Inc. (retailer). He is a director of Capital Properties Incorporated of Rhode Island.

Samuel J. Krasney            Director since 1968. Retired in 1993 as the
                             Chairman of the Board, the Chief Executive Officer and President of Banner Aerospace, positions he had held since

                                     Title, Present Principal Occupation,
Name                         Five Year Employment History and Business Addresses
----                         ---------------------------------------------------

                             June 1990. He continues to serve as a member of the Board of Banner Aerospace (since June 1990) and also serves as the Vice Chairman of the Board of TFC (since December 1985). He served as the Chief Operating Officer of TFC from December 1985 until December 1989. Mr. Krasney has served as the managing partner of ABBA Capital Enterprises since October 1985. Mr. Krasney is a director of FabriCenters of America, Inc. and Waxman Industries, Inc.

Frederick W. McCarthy        Director since 1986. Chairman of the Board of
                             Triumph Capital Group, Inc. and a Managing Director of Triumph Corporate Finance Group, Inc.
                             (investment bankers), a position held since March
                             1990. Prior thereto, he was a Managing Director of Drexel Burnham Lambert Incorporated ("Drexel
                             Burnham"), investment bankers, from 1974 until January 1990. Mr. McCarthy serves as a director of RHI, RC/Arby's Corporation, Nutra Max Products,
                             Inc., and EnviroWorks, Inc.

Herbert S. Richey            Director since 1977. Served as President of Richey
                             Coal Company (coal properties- brokerage and consulting) until December 1993. Mr. Richey is a director of Fairchild Industries and Sifco
                             Industries, Inc.

Robert A. Sharpe II          Director since 1995. Joined Smithfield Foods, Inc.
                             as Vice President, Corporate Development, in July
                             1994. Prior to that time Mr. Sharpe served as Senior Vice President of NationsBank Corporation and held other management positions with NationsBank.

Dr. Eric I. Steiner          Served as Senior Vice President, Operations of TFC
                             since May 1992, and is currently President of Fairchild Fasteners, a division of VSI Corporation, a wholly owned subsidiary of Fairchild Industries.
                             Prior thereto, he served as President of Camloc/RAM
                             Products, one of TFC's operating units, from September 1993 to February 1995. He served as Vice
                             President, Business Planning of TFC from March 1991 until May 1992. He has also served as Vice
                             President of Fairchild Industries since May 1992.
                             He received an M.B.A. from Insead in France in 1990. Prior thereto, he received an M.D. in 1988 from Faculte de Medicine de Paris and was a medical doctor at Hospitaux De Paris in France until November 1989. He is a director of Banner
                             Aerospace. Dr. Steiner became a director of TFC in 1988. He is the son of Jeffrey J. Steiner.

Jeffrey J. Steiner           Chairman of the Board and the Chief Executive
                             Officer of TFC since December 1985, and as President of TFC since July 1, 1991. Mr. Steiner also served as President of TFC from November 1988 until January 1990. He has served as the Chairman of the Board, the Chief Executive Officer and President of Banner Aerospace since September 1993.
                             He served as the Vice Chairman of the Board of Rexnord Corporation from July 1992 to December
                             1993. He has served as the Chairman, President, and the Chief Executive Officer of Fairchild Industries

                                     Title, Present Principal Occupation,
Name                         Five Year Employment History and Business Addresses
----                         ---------------------------------------------------

                             since July 1991 and of RHI since 1988. Mr. Steiner is and for the past five years has been President of Cedco Holdings Ltd., a Bermuda corporation (a securities investor). He serves as a director of The Franklin Corporation and The Copley Fund. He became a director of TFC in 1985. He is the father of Dr. Eric I. Steiner.

Mel D.  Borer                Vice President of TFC since September 1993. Mr.
                             Borer has also served as Vice President of Fairchild Industries since 1991 and as President of Fairchild Communications Services Company since
                             1989.


Robert D. Busey              Vice President of TFC since September 1992.
                             Mr. Busey has also served as Vice President of Fairchild Industries since November 1993. Prior to
                             September 1992, Mr. Busey was Assistant Vice
                             President of TFC and held other management positions with Fairchild Industries.

Christopher Colavito         Vice President and Controller of TFC since November
                             1990. Mr. Colavito also has served as Vice
                             President and Controller of Fairchild Industries since August 1989. Prior thereto, Mr. Colavito, who is a Certified Public Accountant, was Assistant
                             Controller of Fairchild Industries and held other financial management positions with Fairchild
                             Industries.

John L. Flynn                Senior Vice President, Tax of TFC since September
                             1994 and as Vice President, Tax since August 1989.
                             Mr. Flynn also has served as Vice President, Tax of Fairchild Industries since November 1986.

Harold R. Johnson            Brig. Gen., USAF (Ret.), has served as Senior Vice
                             President, Business Development of TFC since
                             November 1990. General Johnson has also served as Vice President of Fairchild Industries since
                             February 1988.

Robert H. Kelley             Vice President, Employee Benefits of TFC since
                             November 1993. He also has served as Vice President of Fairchild Industries since November 1993. Prior thereto, he held other management positions with Fairchild Industries.

Donald E. Miller             Senior Vice President and General Counsel of TFC
                             since January 1991 and Corporate Secretary since
                             January 1995. Mr. Miller also has served as Vice
                             President and General Counsel of Fairchild
                             Industries since November 1991. Prior to 1991,
                             Mr. Miller was a principal of the law firm of Temkin & Miller, Ltd. in Providence, Rhode Island.

                                     Title, Present Principal Occupation,
Name                         Five Year Employment History and Business Addresses
----                         ---------------------------------------------------

Karen L.  Schneckenburger    Vice President of TFC since September 1992 and as
                             Treasurer of TFC since November 1991. Ms.
                             Schneckenburger also has served as Treasurer of Fairchild Industries since August 1989. Prior thereto, she served as Director of Finance of Fairchild Industries from 1986 through 1989.

             DIRECTORS AND EXECUTIVE OFFICERS OF RHI HOLDINGS, INC.

         The names, titles, present principal occupation, five year employment history and business addresses of each of the directors and executive officers of RHI are set forth below. The business address of each of the directors and executive officers of RHI with respect to positions, offices or employment with RHI is 300 West Service Road, Chantilly, VA 22021. All directors and officers listed below are citizens of the United States, with the exception of Jeffrey J. Steiner, Chairman of the Board, Chief Executive Officer and President of RHI who is a citizen of Austria.

                                     Title, Present Principal Occupation,
Name                         Five Year Employment History and Business Addresses
----                         ---------------------------------------------------

Michael T. Alcox             See "Directors and Executive Officers of The
                             Fairchild Corporation."

Frederick W. McCarthy        See "Directors and Executive Officers of The
                             Fairchild Corporation."

Jeffrey J. Steiner           See "Directors and Executive Officers of The
                             Fairchild Corporation."

John L. Flynn                See "Directors and Executive Officers of The
                             Fairchild Corporation."

Donald E. Miller             See "Directors and Executive Officers of The
                             Fairchild Corporation."

Karen L. Schneckenburger     See "Directors and Executive Officers of The
                             Fairchild Corporation."

Robert D. Busey              See "Directors and Executive Officers of The
                             Fairchild Corporation."

Irving Levine                Director since 1989. Mr. Levine is President and
                             Chairman of the Board of Directors of the Copley
                             Fund, Inc. (a management investment company), and has been a director, consultant and employee of investment companies and investment advisory firms for approximately 25 years. He serves as a director of the Franklin Corporation.

                                                                  EXHIBIT C

                               FIRST AMENDMENT TO

                          AGREEMENT AND PLAN OF MERGER


         This FIRST AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of February 2, 1996 ("First Amendment") is made by and among Fairchild Industries, Inc., a Delaware corporation ("Fairchild"), RHI Holdings, Inc., a Delaware corporation ("RHI"), The Fairchild Corporation, a Delaware corporation ("TFC"), and Shared Technologies Inc., a Delaware corporation ("Shared Technologies"), amending certain provisions of the Agreement and Plan of Merger dated as of November 9, 1995, including the exhibits and schedules thereto (the "Merger Agreement") by and among Fairchild, RHI, TFC and Shared Technologies. Terms not otherwise defined herein which are defined in the Merger Agreement shall have the same respective meanings herein as therein.

         WHEREAS, Fairchild, RHI, TFC and Shared Technologies have agreed to modify certain terms and conditions of the Merger Agreement as specifically set forth in this First Amendment.

         NOW THEREFORE, in consideration of the premises and mutual agreements contained herein and for other good and valuable consideration the receipt and sufficiency of which are hereby acknowledged, the parties hereto hereby agree as follows:

                                    ARTICLE I

                         AMENDMENTS TO MERGER AGREEMENT

         1.1 References to the distribution of shares of Shared Technologies Cellular Inc. shall be deleted from sections 5.7(b) and 7.1(c) and in Section
5.5 of the Disclosure Statement.

         1.2 Section 6.19 of the Merger Agreement is hereby amended by deleting the provisions of clause (ii) thereof and by inserting therefor the following:

         "(ii) all material Taxes of Fairchild and its subsidiaries in respect of the pre-Merger period (including but not limited to Taxes attributable to the Fairchild Reorganization) have been paid in full to the proper authorities, other than such Taxes as are being contested in good faith by appropriate proceedings and/or are adequately reserved for in accordance with generally accepted accounting principles;

         1.3 The first sentence of Section 8.1(c) of the Merger Agreement is hereby deleted in its entirety.

         1.4 The last sentence of Section 8.2(a) of the Merger Agreement is hereby deleted in its entirety and replaced with the following:

         "Shared Technologies shall cause Shared Technologies Cellular, Inc. ("STCI") to enter into an agreement preventing STCI from competing in the telecommunications systems and service business."

         1.5 Section 9.1(f) shall be amended to state "43.5" in place of "47.5".

         1.6 Schedule 9.1 shall be amended to replace the reference to "Recapitalization" with "Reorganization."

         1.7 Section 9.2(d) of the Merger Agreement and Schedule 9.2(d) of the Merger Agreement shall be deleted in their entirety.

         1.8 Schedule 9.2(e) shall be amended by adding to the end thereof the following:

             "(h) Article III, Section 20 shall be amended to include the following language at the end of such section:

             "; provided that in no event shall the board authorize or permit to be issued any preferred or special class of shares which are entitled to more than one vote per share or authorize or permit to be issued any additional shares of the Corporation's Series C Preferred Stock, in each case without the affirmative vote of 80% of the directors."

         1.9 Section 9.2(i) is hereby deleted in its entirety and replaced with the following:

         "STCI shall have executed a non-competition agreement with Shared Technologies in form and substance satisfactory to Fairchild."

         1.10 The "and" at the end of Section 9.3(d) of the Merger Agreement shall be deleted.

         1.11 The following is added as new Section 9.3(e) of the Merger Agreement and existing Section 9.3(e) of the Merger Agreement is renumbered as ss.9.3(f):

             "(e) TFC and RHI shall have entered into a Tax Sharing Agreement with Shared Technologies in the form of Exhibit E hereto; and

         1.12 The reference to the entities "D-M-E, Inc." and B-3 and the "Fairchild Fasteners, Inc." in Section 9.3(f) (formerly Section 9.3(e)) of the Merger Agreement shall be deleted and replaced with the entity "Fairchild Holding Corp." and the reference to ""B1-3" shall be replaced by "B-1 and B-2."

         1.13 Section 10.1(c) shall be deleted in its entirety and replaced with the following:

         "by either Fairchild or Shared Technologies if the Effective Time has not occurred on or prior to March 8, 1996 or such other date, if any, as Fairchild and Shared Technologies shall agree upon, unless the absence of such occurrence shall be due to the failure of the party seeking to terminate this Agreement (or its subsidiaries or affiliates) to perform in all material respects each of its obligations under this Agreement required to be performed by it at or prior to the Effective Time."

                                   ARTICLE II

                    AMENDMENTS TO INDEMNIFICATION AGREEMENTS
                           (EXHIBITS B-1 through B-3)

         2.1 The first sentence of Section 1 of the Indemnification Agreement set forth as Exhibit B-1 to the Merger Agreement is hereby amended by adding the clause "and including all Taxes (including but not limited to Taxes related to the Fairchild Reorganization)" after the first reference to "Merger Agreement" therein.

         2.2 The first sentence of Section 1 of the Indemnification Agreement set forth as Exhibit B-2 to the Merger Agreement is hereby amended by adding the clause "and including all Taxes (including but not limited to Taxes related to the Fairchild Reorganization)" after the reference to "Merger Agreement" therein.

         2.3 All references to "Fairchild Recapitalization" in the Indemnification Agreements set forth as Exhibits B-1 and B-2 to the Merger Agreement are hereby deleted and replaced with the defined term "Fairchild Reorganization."

         2.4 All references to the entity "Fairchild Fasteners, Inc." in the Indemnification Agreement set forth as Exhibit B-2 to the Merger Agreement are hereby deleted and replaced with the entity "Fairchild Holding Corp." and all references to the defined term "Fasteners" in the Indemnification Agreement set forth as Exhibit B-2 to the Merger Agreement are hereby deleted and replaced with the defined term "FHC".

         2.5 All references to "Shared Technologies" in Section 1 of the Indemnification Agreements set forth as Exhibits B-1 and B-2 shall include, and shall be deemed to include for all purposes set forth in Section 1, all subsidiaries of Shared Techologies Inc.

         2.6 Exhibit B-3 shall be deleted in its entirety.

                                   ARTICLE III

                         AMENDMENTS TO PLEDGE AGREEMENT
                                   (EXHIBIT C)

         3.1 The Pledge Agreement as set forth as Exhibit C to the Merger Agreement is amended by deleting all references to D-M-E Inc. and Fairchild Fasteners, Inc. and substituting therefor "Fairchild Holding Corp."

                                   ARTICLE IV

                       AMENDMENTS TO TAX SHARING AGREEMENT
                                   (EXHIBIT E)

         4.1 The Tax Sharing Agreement as set forth as Exhibit E to the Merger Agreement is hereby deleted and the Tax Sharing Agreement as attached hereto as Exhibit E (Restated) is substituted therefor.

                                    ARTICLE V

                        PROVISIONS OF GENERAL APPLICATION

         5.1 Except as otherwise expressly provided by this First Amendment, all of the terms, conditions and provisions to the Merger Agreement remain unaltered. The Merger Agreement and this First Amendment shall be read and construed as one agreement.

         5.2 If any of the terms of this First Amendment shall conflict in any respect with any of the terms of the Merger Agreement, the terms of this First Amendment shall be controlling.

         IN WITNESS WHEREOF, the parties hereto have caused this First Amendment to be executed by their duly authorized officers all as of the day and year first above written.

SHARED TECHNOLOGIES INC.                          THE FAIRCHILD CORPORATION


By:__________________________                   By:____________________________
      Vincent DiVincenzo
      Senior Vice President-Finance
      and Administration, Treasurer
      and Chief Financial Officer

FAIRCHILD INDUSTRIES, INC.                        RHI HOLDINGS, INC.


By:__________________________                    By____________________________



ACCEPTED AND AGREED TO BY:

FAIRCHILD HOLDING CORP.


By:__________________________

                                                                  EXHIBIT D


                               SECOND AMENDMENT TO

                          AGREEMENT AND PLAN OF MERGER


         This SECOND AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of February 23, 1996 ("Second Amendment"), is made by and among Fairchild Industries, Inc., a Delaware corporation ("Fairchild"), RHI Holdings, Inc., a Delaware corporation ("RHI"), The Fairchild Corporation, a Delaware corporation ("TFC"), and Shared Technologies Inc., a Delaware corporation ("Shared Technologies"), amending certain provisions of the Agreement and Plan of Merger dated as of November 9, 1995, as amended by the First Amendment to the Agreement and Plan of Merger dated as of February 2, 1996, including the exhibits and schedules thereto (the "Merger Agreement") by and among Fairchild, RHI, TFC and Shared Technologies. Terms not otherwise defined herein which are defined in the Merger Agreement shall have the same respective meanings herein as therein.

         WHEREAS, Fairchild, RHI, TFC and Shared Technologies have agreed to modify certain terms and conditions of the Merger Agreement as specifically set forth in this Second Amendment.

         NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                         AMENDMENTS TO MERGER AGREEMENT

         1.1 The following shall be added as a new final paragraph to Schedule 3.1(b) to the Merger Agreement, "Summary of Terms of Special Preferred Stock":

         "The terms of the Special Preferred Stock will provide, or Fairchild, RHI and Shared Technologies shall enter into an agreement giving, Shared Technologies the option to extend the final maturity of the Special Preferred Stock from March 31, 2007, to March 31, 2008. If such option is exercised, Shared Technologies will pay a dividend to the holders of the Special Preferred Stock at the same rate payable on the Senior Discount Notes due 2006 to be issued by a subsidiary of the Surviving Corporation in connection with the Merger, calculated on the outstanding liquidation preference of the Special Preferred Stock. Such dividend shall accrue from March 31, 2007, and be payable quarterly beginning June 30, 2007."

         1.2 Section 6.7(a) of the Merger Agreement is amended by adding "(the 'Closing Date Balance Sheet')," after the words "Effective Date" on the last line of such section, such that such line reads as follows:

         "......gies on the Effective Date (the "Closing Date Balance Sheet"),
         is at least $80,000,000);........ ."

         1.3 Section 6.7(b) of the Merger Agreement is amended in its entirety to read as follows:

         "(b) except as contemplated by Schedule 9.1 and except for the assignment to RHI by Fairchild of Fairchild's receivables (the "Permitted Receivables Assignment"), in an amount of $9,000,000, there has not been any direct or indirect redemption, purchase or other acquisition of any shares of capital stock of Fairchild or any of its subsidiaries, or any declaration, setting aside or payment of any dividend or other distribution by Fairchild or any of its subsidiaries in respect of their capital stock; provided that the Permitted Receivables Assignment shall not reduce the net worth of Fairchild to less than $80,000,000. Notwithstanding the foregoing, if the Effective Time shall not have occurred on or prior to March 15, 1996, the amount of the Permitted Receivables Assignment shall be increased to the maximum amount which would not cause the net worth of Fairchild, as evidenced by the Closing Date Balance Sheet, to be less than $80,000,000. Within 90 days of the Closing Date, Arthur Andersen, L.L.P. will prepare and deliver to the parties an audited balance sheet of Fairchild as of the Closing Date (the "Audited Balance Sheet"). In the event that the net worth of Fairchild, as shown on the Audited Balance Sheet, (x) is less than $80,000,000, Fairchild shall pay to Shared Technologies an amount in cash equal to such difference or (y) is more than $80,000,000, Shared Technologies shall pay to Fairchild an amount in cash equal to such difference; provided that no such cash payment, when taken together with the amount of receivables assigned to RHI by Fairchild pursuant to this paragraph, shall be required in an amount greater than the amount of the Permitted Receivables Assignment."

         1.4 The following shall be added as a new Section 8.12 of the Merger
Agreement:

         "8.12 Post-Merger Sale of Shared Technologies Cellular, Inc. RHI agrees that if, within 150 days of the Effective Time, the Surviving Corporation shall receive cash proceeds from the sale of its interest, as of this date, in STCI, then RHI shall contribute to the Surviving Corporation, a sum equal to 40% of such cash proceeds received by the Surviving Corporation, up to a maximum contribution of $1,600,000."

         1.5 Section 10.1(c) of the Merger Agreement is hereby amended by deleting the date "March 8, 1996," and inserting the date "March 15, 1996," in lieu thereof.

         1.6 Section 10.1(d) shall be amended by deleting the words "..., at the Special Meeting of (including any adjournment thereof)," and adding at the end of such section the words "on or before March 4, 1996". ARTICLE II

                     AMENDMENTS TO THE TAX SHARING AGREEMENT
                                   (EXHIBIT E)

         2.1 The parties hereto agree to amend The Tax Sharing Agreement as set forth as Exhibit E to the Merger Agreement to provide for the following language:

         (i) Notwithstanding any other representation in the Merger Agreement or in the Tax Sharing Agreement, TFC and RHI make no representation or warranty as to (i) the amount of any net operating loss and tax credits of the TFC Group allocable to FII or VSI at the Effective Date as a result of the operations of FII and VSI prior to the Effective Date; and (ii) the amount of any reduction in tax payable by Shared Technologies due to utilization of any net operating loss or tax credit of the TFC Group allocable to FII and VSI as a result of the operations of FII and VSI prior to the Effective Date.

         (ii) Notwithstanding any other provision of the Tax Sharing Agreement, Shared Technologies shall not share with TFC and RHI any reduction in the tax payment of Shared Technologies as a result of Shared Technologies utilizing any net operating losses or tax credits of the TFC Group allocable to FII or VSI at the Effective Date or as a result of operations of FII and VSI prior to the Effective Date.

                                   ARTICLE III

                        PROVISIONS OF GENERAL APPLICATION

         3.1 Except as otherwise expressly provided by this Second Amendment, all of the terms, conditions and provisions to the Merger Agreement remain unaltered. The Merger Agreement and this Second Amendment shall be read and construed as one agreement.

         3.2 If any of the terms of this Second Amendment shall conflict in any respect with any of the terms of the Merger Agreement, the terms of this Second Amendment shall be controlling.

         IN WITNESS WHEREOF, the parties hereto have caused this Second Amendment to be executed by their duly authorized officers, all as of the day and year first above written.

SHARED TECHNOLOGIES INC.                        THE FAIRCHILD CORPORATION


By:/s/Anthony D. Autorino                       By:/s/Donald E. Miller
   Anthony D. Autorino                             Donald E. Miller
   Chief Executive Officer                         Senior Vice President

FAIRCHILD INDUSTRIES, INC.                      RHI HOLDINGS, INC.


By:/s/Donald E. Miller                          By:/s/Donald E. Miller
   Donald E. Miller                                Donald E. Miller
   Vice President                                  Vice President


ACCEPTED AND AGREED TO BY:

FAIRCHILD HOLDING CORP.


By:/s/Donald E. Miller
   Donald E. Miller
   Vice President

                                                           EXHIBIT E

                               THIRD AMENDMENT TO

                          AGREEMENT AND PLAN OF MERGER

         This THIRD AMENDMENT TO AGREEMENT AND PLAN OF MERGER dated as of March 1, 1996 ("Third Amendment"), is made by and among Fairchild Industries, Inc., a Delaware corporation ("Fairchild"), RHI Holdings, Inc., a a Delaware corporation ("RHI"), The Fairchild Corporation, a Delaware corporation ("TFC"), and Shared Technologies Inc., a Delaware corporation ("Shared Technologies"), amending certain provisions of the Agreement and Plan of Merger dated as of November 9, 1995, as amended by the First Amendment to Agreement and Plan of Merger dated as of February 2, 1996 (the "First Amendment"), as further amended by the Second Amendment to Agreement and Plan of Merger dated as of February 23, 1996 (the "Second Amendment"), including the exhibits and schedules thereto (the Agreement and Plan of Merger, as amended by the First Amendment and the Second Amendment, are referred to collectively herein as the "Merger Agreement") by and among Fairchild, RHI, TFC and Shared Technologies. Terms not otherwise defined herein which are defined in the Merger Agreement shall have the same respective meanings herein as therein.

         WHEREAS, Fairchild, RHI, TFC and Shared Technologies have agreed to modify certain terms and conditions of the Merger Agreement as specifically set forth in this Third Amendment.

         NOW, THEREFORE, in consideration of the premises and mutual agreements contained herein and for other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, the parties hereto agree as follows:

                                    ARTICLE I

                         AMENDMENTS TO MERGER AGREEMENT

         1.1 The Merger Agreement hereby is amended by deleting therefrom in its entirety Section 1.1 of the Second Amendment.

         1.2 Section 10.1(d) of the Merger Agreement (as amended by Section 1.6 of the Second Amendment) hereby is amended by deleting the words "on or before March 4, 1996", and adding the words "on or before March 13, 1996" at the end of such section.

         1.3 Section 6.7(b) of the Merger Agreement (as amended by Section 1.3 of the Second Amendment) hereby is amended by deleting clauses (x) and (y) therefrom in their entirety (but not deleting the proviso following such clauses), and substituting therefor the following: "(x) is less than $80,000,000, TFC shall pay to Shared Technologies an amount in cash equal to such difference or (y) is more than $80,000,000 Shared Technologies shall pay to TFC an amount in cash equal to such difference;".

                                   ARTICLE II

                        PROVISIONS OF GENERAL APPLICATION

         2.1 Except as otherwise expressly provided by this Third Amendment, all of the terms, conditions and provisions to the Merger Agreement remain unaltered. The Merger Agreement and this Third Amendment shall be read and construed as one agreement.

         2.2 If any of the terms of this Third Amendment shall conflict in any respect with any of the terms of the Merger Agreement, the terms of this Third Amendment shall be controlling.

         IN WITNESS WHEREOF, the parties hereto have caused this Third Amendment to be executed by their duly authorized officers, all as of the day and year first above written.

SHARED TECHNOLOGIES INC.                        THE FAIRCHILD CORPORATION


By:____________________________                 By:___________________________


FAIRCHILD INDUSTRIES, INC.                      RHI HOLDINGS, INC.


By:____________________________                 By:___________________________


ACCEPTED AND AGREED TO BY:


FAIRCHILD HOLDING CORP.


By:____________________________

                                                                  EXHIBIT F





___________________________________________________________________________
___________________________________________________________________________









                          SHAREHOLDERS' AGREEMENT


                                   among


                         SHARED TECHNOLOGIES INC.


                            RHI HOLDINGS, INC.


                                    and


                            ANTHONY D. AUTORINO






___________________________________________________________________________
___________________________________________________________________________

                          SHAREHOLDERS' AGREEMENT

          This SHAREHOLDERS' AGREEMENT (this "Agreement") is executed on March 13, 1996, by and among Shared Technologies Inc., a Delaware corporation (the "Company"), RHI Holdings Inc. ("RHI") and Anthony D. Autorino, shareholders of Shared Technologies Inc. (RHI and Anthony D. Autorino and their respective legal representatives, successors and assigns are referred to herein individually as a "Shareholder" and collectively as the "Shareholders").

          WHEREAS, pursuant to the terms of an Agreement and Plan of Merger dated as of November 9, 1995, as amended (the "Merger Agreement") among the Company, The Fairchild Corporation, RHI and RHI's subsidiary, Fairchild Industries, Inc. ("FII"), FII is merging with and into the Company (the "Merger");

          WHEREAS, each Shareholder owns as of the date hereof (after giving effect to the Merger) the number of shares of common stock, $.004 par value per share ("Common Stock"), of the Company set forth opposite such Shareholder's name on Schedule I;

          WHEREAS, the shares of Common Stock owned by the Shareholders represent approximately 47% of the issued and outstanding Common Stock of the Company;

          WHEREAS, the Shareholders and the Company deem it to be in their respective best interests to impose certain restrictions on, and to provide for certain rights and obligations in respect of, the shares of Common Stock owned by them or any interest therein, now or hereafter held by the Shareholders or the Company;

          NOW, THEREFORE, in consideration of the mutual promises, covenants, agreements and conditions made herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto hereby agree as follows:

                  ARTICLE I RESTRICTIONS ON TRANSFERS AND
                       PURCHASES BY THE SHAREHOLDERS

          1.1.  General Restrictions.

          (a) No share of Common Stock, Convertible Preferred Stock, any other capital stock or equity security (excluding the Special Preferred Stock) of the Company or any interest in any of the foregoing, owned as of the date hereof (beneficially or otherwise) by any Shareholder (the "Shares") shall be sold, assigned, donated or transferred in any manner (collectively, a "Transfer"), except in accordance with this Agreement; provided, that the pledge or grant of a security interest in Shares, and any subsequent foreclosure thereof and sale or transfer resulting from such foreclosure, effected in good faith in a bona fide transaction with andddddds institutional lender, shall not constitute a Transfer and shall not be prevented by the terms of this Agreement.

          (b) Except for (i) Common Stock issuable upon conversion of Convertible Preferred Stock, or exercise of stock options, (ii) shares of Common Stock issued by the Company to RHI to satisfy indemnification obligations of the Company under the Merger Agreement and (iii) shares of Common Stock issued as a dividend or distribution to shareholders of the Company, no Shareholder shall purchase or acquire, directly or indirectly, any additional shares of Common Stock during the two-year period following the date of this Agreement without the prior approval of not less than 80% of the members of the Board of Directors of the Company.

          (c) Except for Transfers permitted by Section 1.2, no Shareholder shall Transfer any Shares during the two-year period following the date of this Agreement without the prior approval of not less than 80% of the members of the Board of Directors and full compliance with the Securities Act of 1933, as amended (the "Act"), and any applicable state securities laws. If the Board of Directors approves a Transfer within such two-year period after the date of this Agreement, the conditions of this Agreement, including, but not limited to this Article I, must be met.
Every Transfer of Shares by a Shareholder pursuant to this paragraph shall be subject to the condition that the proposed transferee, if not already bound by this Agreement, shall first agree in writing, in form satisfactory to the Company, to be bound by the terms hereof.

          1.2.  Certain Permitted Transfers.

          (a) Notwithstanding any other provision of this Agreement, either Shareholder may, at any time following notice to the other Shareholder, Transfer any of his or her Shares or any interest therein to
(i) an entity that is directly or indirectly controlled by such Shareholder or an affiliate of such Shareholder, (ii) his or her spouse, children, grandchildren or parents or a trust solely for the benefit of any such person or persons or (iii) to any other person not mentioned in clauses (i) and (ii) of this Section 1.2(a) as long as the aggregate of all such Transfers made by either Shareholder pursuant to this clause (iii) does not exceed 10% of the number of shares of Common Stock owned by such Shareholder as of the date of this Agreement, in each case without the consent of any other party hereto and without first offering such Shares to any other party; provided, however, that such Transfer must be in full compliance with the Act, all applicable state securities laws. Every Transfer of Shares by a Shareholder pursuant to clauses (i) and (ii) of this paragraph shall be subject to the condition that the proposed transferee, if not already bound by this Agreement, shall first agree in writing, in form satisfactory to the Company, to be bound by the terms hereof.

          In addition, notwithstanding any other provision of this Agreement, shares of Common Stock, Convertible Preferred Stock or other capital stock or equity securities of the Company acquired by either Shareholder after the date of this Agreement (other than through the exercise of options or warrants or through the conversion of convertible securities outstanding as of the date hereof and other than shares received as a result of stock splits or stock dividends) shall not be subject to any of the provisions of Article I of this Agreement.

          1.3.  First Negotiation Rights.

          Subject to Sections 1.4 and 1.5, following the expiration of the two-year period after the date of this Agreement, a Shareholder may Transfer any or all Shares (or any interest therein) owned by it free and clear of all restrictions and other obligations imposed by this Agreement provided such Shareholder first complies with Section 1.3. If any Shareholder (for purposes of this Section 1.3, the "Offering Party") desires to Transfer all or any portion of the Shares (or any interest therein) held by such Offering Party, the Offering Party shall deliver written notice to the other parties hereto (the "Notice"), which Notice shall state the number of Shares (or interest therein) which the Offering Party owns and wishes to sell (the "Offered Shares"). By giving the Notice, the Offering Party shall be deemed to have granted to the other parties hereto an option to negotiate for the purchase of all of (but not less than all of) such shares at a price to be negotiated and agreed to (the "Negotiated Price") by the Offering Party and such other Shareholder for a 30-day period following the date of the Notice.

          1.4.  Take-Along Rights.

          (a) Notwithstanding Section 1.3 of this Agreement, neither Shareholder may effect a Transfer (or a series of related Transfers) of Shares (except for Transfers permitted by Section 1.2) constituting more than 50% of the Shares then owned by such Shareholder to one person or a related group of persons (other than Transfers effected by sales of Shares through underwriters in a public offering or in the securities markets generally) (the "Section 1.4 Shares") without first complying with this
Section 1.4. If either Shareholder (for purposes of this Section 1.4, the "Section 1.4 Offering Party") desires to Transfer the Section 1.4 Shares, such shareholder shall give written notice (the "Take-Along Notice") to the other Shareholder (the "Non-Selling Shareholder") stating (i) the name and address of the transferee (the "Non-Qualified Transferee"), and (ii) the price and terms upon which the Non-Qualified Transferee proposes to purchase the Section 1.4 Shares. The Non-Selling Shareholder shall have the irrevocable and exclusive option, but not the obligation (the "Take-Along Option"), to sell to the Non-Qualified Transferee, up to such number of Shares proposed to be sold by the Section 1.4 Offering Party (the "Included Shares") determined in accordance with Section 1.4(b), at the price and on the terms set forth in the Take-Along Notice. The Take-Along Option shall be exercised by the Non-Selling Shareholder by giving written notice to the Section 1.4 Offering Party, within ten business days of receipt of the Take-Along Notice, indicating its election to exercise the

Take-Along Option (the "Participating Shareholder"). Failure by such Non-Selling Shareholder to give such notice within the ten business day period shall be deemed an election by such Non-Selling Shareholder not to sell its Shares pursuant to that Take-Along Notice. The closing with respect to any sale to a Non-Qualified Transferee pursuant to this Section shall be held at the time and place specified in the Take-Along Notice but in any event within 30 days of the date the Take-Along Notice is given; provided, that if through the exercise of reasonable efforts the Section
1.4 Offering Party is unable to cause such transaction to close within 30 days, such period may be extended for such reasonable period of time as may be necessary to close such transaction. Consummation of the sale of Shares by the Section 1.4 Offering Party to a Non-Qualified Transferee shall be conditioned upon consummation of the sale by the Participating Shareholder to such Non-Qualified Transferee of the Included Shares, if any.

          (b) The number of Shares purchased from the Participating Shareholder shall be determined by multiplying the number of Shares proposed to be purchased from the Section 1.4 Offering Party by a Non-Qualified Transferee by a fraction, the numerator of which is the total number of Shares owned by the Participating Shareholder and the denominator of which is the sum of the total number of Shares owned by the Section 1.4 Offering Party and the Participating Shareholder.

          (c) The Section 1.4 Offering Party shall arrange for payment directly by the Non-Qualified Transferee to the Participating Shareholder, upon delivery of the certificate or certificates representing the Shares duly endorsed for transfer, together with such other documents as the Non-Qualified Transferee may reasonably request. The reasonable costs and expenses incurred by the Section 1.4 Offering Party and the Participating Shareholder in connection with a sale of Shares subject to this Section 1.4 shall be allocated pro rata based upon the number of Shares sold by each Shareholder to a Non-Qualified Transferee.

          (d) If at end of 30 days following the date on which a Take-Along Notice was given, the sale of Shares by the Section 1.4 Offering Party and the sale of the Included Shares have not been completed in accordance with the terms of the Non-Qualified Transferee's offer, all certificates representing the Included Shares shall be returned to the Non-Selling Shareholder, and all the restrictions on transfer contained in this Agreement with respect to Shares owned by the Section 1.4 Offering Party shall again be in effect.

          1.5.  Right of First Refusal.

          (a) Notwithstanding Section 1.3 of this Agreement, if at any time following the expiration of the two-year period after the date of this Agreement, either Shareholder receives an offer (or related series of offers) (an "Offer") from any person or related group of persons to purchase a number of Shares equal to 10% or more of the outstanding Shares of the Company (the "Section 1.5 Shares") and such Shareholder desires to accept the Offer, (the "Selling Shareholder") shall give written notice of its intent to accept the Offer (a "Transfer Notice") to the other Shareholder (the "Section 1.5 Non-Selling Shareholder"). Such notice shall contain a true and complete description of the Offer (including a copy thereof) containing (i) the Shares subject to such Offer, (ii) the proposed purchase price, (iii) the identity of the person or group making the Offer and, if known by the Selling Shareholder, whether they are an agent for another party and (iv) all other material terms and conditions of the Offer.

          The Section 1.5 Non-Selling Shareholder shall have the right, but not the obligation, to purchase the Shares subject to the Offer (the "First Option") on the same terms and conditions as set forth in such notice, which option shall be exercised by delivering to the Selling Shareholder written notice of its commitment to purchase the Shares subject to the Offer within five business days after receipt of the Transfer Notice (the "Option Period"). Failure by the Section 1.5 Non-Selling Shareholder to give such notice within such five-business-day period shall be deemed an election by such Section 1.5 Non-Selling Shareholder not to purchase the
Section 1.5 Shares.

          (b) The purchase of any Shares pursuant to the exercise of the First Option shall be completed not later than 45 days following delivery of the Transfer Notice with respect to such Shares. In the event that the First Option is not exercised, the Selling Shareholder shall have the right for a period of 45 days after the termination of the Option Period to transfer the Shares subject to such Offer to the person named in the Transfer Notice and on terms and conditions no less favorable to the Selling Shareholder than those set forth in the Transfer Notice.

          (c) This Section 1.5 shall not be applicable with respect to Transfers of Shares effected through underwriters in a public offering or in the securities markets generally or Transfers permitted under
Section 1.2.

                             ARTICLE II LEGEND

          In addition to any other legend required by applicable law, all certificates representing Shares owned by any Shareholder (other than Shares subject to Section 1.2(a)(iii)), or their permitted transferees, shall bear legend number (1) to assure the enforceability of this Agreement until such time as such shares are sold to a non-Shareholder after the two-year period following the date of this Agreement in accordance with the terms hereof. All certificates representing shares not registered under the Act shall bear in addition to legend (1), legend (2):

     (1) "THE TRANSFER OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE IS RESTRICTED BY AN AGREEMENT ON FILE AT THE OFFICES OF THE CORPORATION. THE CORPORATION WILL FURNISH A COPY OF SUCH AGREEMENT TO THE RECORD HOLDER OF THIS INSTRUMENT

     WITHOUT CHARGE ON REQUEST TO THE CORPORATION AT ITS PRINCIPAL PLACE OF BUSINESS OR REGISTERED OFFICE."

     (2) "THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933 OR THE SECURITIES LAWS OF ANY STATE AND MAY NOT BE SOLD OR OTHERWISE DISPOSED OF EXCEPT PURSUANT TO AN EFFECTIVE REGISTRATION STATEMENT UNDER SUCH ACT AND APPLICABLE STATE SECURITIES LAWS OR AN APPLICABLE EXEMPTION TO THE REGISTRATION REQUIREMENTS OF SUCH ACT OR SUCH LAWS AND THE COMPANY MAY REQUIRE AN OPINION OF COUNSEL WITH RESPECT TO SUCH EXEMPTION."

                       ARTICLE III VOTING COVENANTS

          (a) The Company and the Shareholders agree to take all actions necessary to cause the Board of Directors of the Company to consist at all times of eleven directors (subject to the rights of any holders of Preferred Stock of the Company to elect directors in the event of a dividend arrearage). The nominees to the Board of Directors shall be determined in the following manner: the Shareholders (other than RHI) shall nominate seven (7) members and RHI shall nominate four (4) members; provided, that so long as Mel D. Borer shall be the President of the Company, the Shareholders and the Company will take all actions necessary to elect Mr. Borer as a member of the Board of Directors and during such time as Mr. Borer is the President and a Director RHI shall only be entitled to nominate three (3) members. In the event that any Shareholder reasonably objects to the nomination of any particular person or persons as a director, the Shareholder who nominated such person or persons shall withdraw such nomination and nominate another person or persons in replacement thereof.

          (b) Each Shareholder shall, in any election for the Company's Board of Directors, vote to cause the nominee or nominees of each party listed in this section to be elected to the Board of Directors of the Company. Each Shareholder shall cause the holder of any proxy given by such Shareholder to comply with this Article III.

          (c) Should any director elected to the Board be removed, become incapacitated, or die (the "Affected Director") the shareholder or party which nominated the Affected Director shall have the right to designate a replacement director to complete the term of the Affected Director on the Board of Directors of the Company.

          (d) The Company and the Shareholders agree to take all actions necessary to cause the Executive Committee of the Board of Directors to consist of Anthony D. Autorino, who shall be Chairman and Chief Executive Officer of the Company, the President and Chief Operating Officer of the Company (who initially shall be Mel D. Borer) and Jeffrey J. Steiner (or another person designated by RHI), who shall be Vice-Chairman of the Company.

                         ARTICLE IV MISCELLANEOUS

          4.1. Termination. This Agreement, and all rights and obligations of each party hereto, shall terminate upon (i) agreement of all of the Shareholders and the Company, (ii) the voluntary or involuntary dissolution of the Company, (iii) the sale of all or substantially all of the assets of the Company, (iv) when either Shareholder and its affiliates own less than 25% of the shares of Common Stock (including options to purchase shares of Common Stock) owned by such Shareholder on the date of this Agreement (adjusted accordingly for any stock splits or stock dividends by the Company after the date hereof) or (v) on the date that Anthony D. Autorino is no longer the Chief Executive Officer of the Company.

          4.2. Further Assurances. Each party hereto shall do and perform or cause to be done and performed all such further acts and things and shall execute and deliver all such other agreements, certificates, instruments and documents as any other party hereto reasonably may request in order to carry out the intent and accomplish the purposes of this Agreement and the consummation of the transactions contemplated hereby.

          4.3. Severability. If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future law, and if the rights or obligations of the parties under this Agreement would not be materially and adversely affected thereby, such provision shall be fully separable, and this Agreement shall be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part thereof, the remaining provisions of this Agreement shall remain in full force and effect and shall not be affected by the illegal, invalid or unenforceable provision or by its severance therefrom, and in lieu of such illegal, invalid or unenforceable provision, there shall be added automatically as a part of this Agreement, a legal, valid and enforceable provision as similar in terms to such illegal, invalid or unenforceable provision as may be possible, and the parties hereto request the court or any arbitrator to whom disputes relating to this Agreement are submitted to reform the otherwise illegal, invalid or unenforceable provision in accordance with this Section 4.3.

          4.4. Entire Agreement. This Agreement contains the entire understanding of the parties with respect to the transactions contemplated hereby and supersede all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof.

          4.5. Counterparts. This Agreement may be executed in one or more counterparts, all of which shall be considered one and the same agreement, and shall become effective when one or more of the counterparts have been signed by each party and delivered to the other parties, it being understood that all parties need not sign the same counterpart.

          4.6. Notices. All notices, consents, requests, instructions, approvals and other communications provided for herein shall be validly given, if in writing and delivered personally, by confirmed telecopy or sent by registered mail, postage prepaid, to:

     if to any Shareholder:

          addressed to such Shareholder at the address set forth opposite such Shareholders' name in Schedule I if to the Company:

          Shared Technologies Inc.
          100 Great Meadow Road, Suite 104
          Suite 104
          Wethersfield, Connecticut  06109
          Facsimile No.:  (203) 258-2401
          Attention:  Legal Department

or to such other address as any party may, from time to time, designate in a written notice given in a like manner, and any such notice or communication shall be deemed to have been given on the fifth business day after the date so sent, unless actually received earlier.

          4.7. Governing Law. THIS AGREEMENT SHALL BE GOVERNED BY AND CONSTRUED AND ENFORCED IN ACCORDANCE WITH, AND THE RIGHTS OF THE PARTIES SHALL BE GOVERNED BY, THE LAWS OF THE STATE OF DELAWARE, WITHOUT REGARD TO PRINCIPLES OF CONFLICT OF LAWS.

          4.8. Specific Performance. Each party hereto acknowledges that monetary damages would not adequately compensate the other parties hereto for the breach of this Agreement and that this Agreement shall therefore be specifically enforceable, and any breach or threatened breach of this Agreement shall be the proper subject of a temporary or permanent injunction or restraining order. Further, each party hereto and its successors, heirs, representatives and assigns waive any claim or defense that there is an adequate remedy at law for such breach or threatened breach.

          4.9. Attorney's Fees. If attorneys' fees or other costs are incurred to secure performance of any of the obligations herein provided for, or to establish damages for the breach thereof, or to obtain any other appropriate relief, whether by way of prosecution or defense, the prevailing party or parties shall be entitled to recover reasonable attorney's fees and costs incurred therein.

          4.10. Waiver. No amendment or waiver of any provision of this Agreement, nor consent to any departure therefrom, shall be effective unless the same shall be in writing and signed by each party thereto, and then such waiver or consent shall be effective only in a specific instance and for the specific purpose for which given. No failure on the part of a party hereto to exercise, and no delay in exercising, any right hereunder shall operate as a waiver thereof; nor shall any single or partial exercise of any right hereunder preclude any other or further exercise thereof or the exercise of any other right. The remedies provided in this Agreement are cumulative and not exclusive of any remedies provided by law.

          4.11. Successors and Assigns. This Agreement shall be binding upon and inure to the benefit of each party hereto and his or its successors, heirs, representatives and permitted assigns. This Agreement shall be binding upon and inure to the benefit of each individual signatory hereto and his, her or its respective heirs, personal representatives and assigns, and any receiver, trustee in bankruptcy or representative of the creditors of each such person.

          4.12. Person Defined. For purposes of this Agreement, "Person" means all natural persons, corporations, business trusts, associations, companies, partnerships, joint ventures, and other entities and governments and agencies and political subdivisions.

          4.13. After-Acquired Shares. Subject to Section 1.1(b), whenever a Shareholder shall hereafter acquire any shares of Common Stock, Convertible Preferred Stock or rights or options with respect thereto, such shares so acquired shall be voted in accordance with the terms of Article III of this Agreement but shall not otherwise be subject to any of the other terms and conditions contained herein.

          IN WITNESS WHEREOF, this Agreement has been signed by or on behalf of each of the parties hereto, all as of the date first above written.


                              SHARED TECHNOLOGIES INC.



                              By:/s/ Vincent DiVencenzo
                                 -------------------------
                                 Name:
                                 Title:


                              RHI HOLDINGS, INC.



                              By:/s/ John Flynn
                                 ------------------------------
                                 Name:
                                 Title:



                              /s/ Anthony D. Autorino
                              ---------------------------
                              Anthony D. Autorino

                                SCHEDULE I


                           List of Shareholders


                                             Common
Shareholder and Address                      Stock

RHI Holdings, Inc.
300 West Service Road
P.O. Box 10803
Chantilly, VA  22001                         6,000,000



Anthony D. Autorino                            786,118
c/o Shared Technologies Inc.
100 Great Meadow Road
Suite 104
Wethersfield, CT 06109



Total                                        6,786,118

                                                                  EXHIBIT G










___________________________________________________________________________
___________________________________________________________________________








                       REGISTRATION RIGHTS AGREEMENT

                                  between

                            RHI HOLDINGS, INC.

                         THE FAIRCHILD CORPORATION

                                    and

                         SHARED TECHNOLOGIES INC.

                           Dated March 13, 1996






___________________________________________________________________________
___________________________________________________________________________

          REGISTRATION RIGHTS AGREEMENT dated as of March 13, 1996, between SHARED TECHNOLOGIES INC., a Delaware corporation (the "Company"), RHI HOLDINGS, INC., a Delaware corporation ("RHI") and THE FAIRCHILD
CORPORATION, a Delaware corporation ("TFC").

                                WITNESSETH:

          WHEREAS, pursuant to an Agreement and Plan of Merger, dated as of November 9, 1995, as amended (the "Merger Agreement"), among the Company, TFC, RHI and Fairchild Industries, Inc. ("Fairchild"), RHI has obtained 6,000,000 shares of Common Stock shares of the Company, par value $.004 (the "Common Stock").

          WHEREAS, pursuant to the Agreement to Exchange 6% Cumulative Convertible Preferred Stock and Special Preferred Stock dated as of
March 1, 1996 (the "Exchange Agreement") among the Company, TFC, RHI, Fairchild and Fairchild Holding Company, RHI has obtained (i) 250,000 shares of Series I 6% Cumulative Convertible Preferred Stock par value $.01 (the "Convertible Preferred Stock"), of the Company and (ii) 200,000 shares of Series J Special Preferred Stock, par value $.01 (the "Special Preferred Stock" and, together with the Convertible Preferred Stock, the "Preferred Stock").

          WHEREAS, the Company desires to provide RHI and its successors and assigns with certain rights regarding the registration of the Common Stock and the Preferred Stock (including Common Stock issuable upon conversion of the Convertible Preferred Stock and Common Stock issuable by the Company to RHI to satisfy indemnification obligations of the Company under the Merger Agreement).

          NOW, THEREFORE, in consideration of the mutual covenants and agreements made herein, and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged and accepted, the parties hereto agree as follows:

     1. Definitions. As used herein, unless the context otherwise requires, the following terms have the following respective meanings:

          "Affiliate" has the meaning set forth in Rule 12b-2 under the Exchange Act (as in effect on the date of this Agreement), it being understood that any limited partner of a partnership shall not be an Affiliate of such partnership solely by virtue of its status as such a limited partner.

          "Commission" means the United States Securities and Exchange Commission or any other federal agency at the time administering the Securities Act.

          "Common Stock" means the common stock of Shared Technologies Inc., par value $.004.

          "Exchange Act" means the Securities Exchange Act of 1934, as amended, or any similar federal statute, and the rules and regulations of the Commission thereunder, as the same shall be in effect at the time. Reference to a particular section of the Securities Exchange Act of 1934, as amended, shall include reference to the comparable section, if any, of any such subsequent similar federal statute.

          "Exchange Agreement" is defined in the Recitals.

          "Merger Agreement" is defined in the Recitals.

          "Person" means any individual, partnership, joint venture, corporation, trust, unincorporated organization, government or department or agency of a government.

          "Preferred Stock" means, collectively, (i) the 6% Cumulative Convertible Preferred Stock of the Company, par value $.01, issued pursuant to the Exchange Agreement and (ii) the Special Preferred Stock of the Company, par value $.01, issued pursuant to the Exchange Agreement.

          "Registrable Common Securities" means the shares of Common Stock
(i) issued to RHI pursuant to the Merger Agreement, (ii) issued to RHI in the future to satisfy indemnification obligations of the Company under the Merger Agreement and (iii) issuable and issued upon conversion of any shares of Convertible Preferred Stock. As to any particular Registrable Common Securities, once issued such securities shall cease to be Registrable Common Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by, and in compliance with, Rule 144 (or successor provision) promulgated under the Securities Act or (c) they shall have ceased to be outstanding.

          "Registrable Preferred Securities" means the shares of Preferred Stock issued to RHI pursuant to the Exchange Agreement. As to any particular Registrable Preferred Securities, once issued such securities shall cease to be Registrable Preferred Securities when (a) a registration statement with respect to the sale of such securities shall have become effective under the Securities Act and such securities shall have been disposed of in accordance with such registration statement, (b) they shall have been sold as permitted by, and in compliance with, Rule 144 (or successor provision) promulgated under the Securities Act or (c) they shall have ceased to be outstanding.

          "Registrable Securities" means collectively the Registrable Common Securities and Registrable Preferred Securities and any other securities issuable in connection therewith or in replacement thereof by way of a dividend, distribution, recapitalization, exchange, merger, consolidation or other reorganization.

          "Registration Expenses" means all expenses incident to the Company's performance of or compliance with Section 2, including, without limitation, all registration, filing and National Association of Securities Dealers, Inc. fees, all listing fees, all fees and expenses of complying with securities or blue sky laws (including, without limitation, reasonable fees and disbursements of counsel for the underwriters in connection with blue sky qualifications of the Registrable Securities), all word processing, duplicating and printing expenses, messenger and delivery expenses, the fees and disbursements of counsel for the Company and of its independent public accountants, including the expenses of "comfort" letters required by or incident to such performance and compliance, and any fees and disbursements of underwriters customarily paid by issuers or sellers of securities; provided, however, that Registration Expenses shall exclude, and RHI shall pay, underwriters' fees and underwriting discounts and commissions and transfer taxes in respect of the Registrable Securities being registered.

          "Securities Act" means the Securities Act of 1933, as amended, or any subsequent similar federal statute, and the rules and regulations of the Commission thereunder, all as the same shall be in effect at the time. References to a particular section of the Securities Act of 1933, as amended, shall include a reference to the comparable section, if any, of any such subsequent similar federal statute.

          "Special Securities" is defined in the definition of "Trigger Date" below.

          "Trigger Date" means (i) with respect to shares of Common Stock issued to satisfy indemnification obligations of the Company under the Merger Agreement (collectively "Special Securities"), on the date of their issuance, (ii) with respect to the shares of Special Preferred Stock, on their date of issuance and (iii) with respect to all other Registrable Securities, on the date which is two years after the date of this Agreement.

     2.   Registration Rights.

          2.1  Registration on Demand.

               2.1.1 Demand. At any time following a Trigger Date, upon the written request (the "Demand") of RHI that the Company effect the registration under the Securities Act of all or part of RHI's Registrable Securities, the Company shall: use its best efforts to effect, as soon as practicable and in any event within 90 days after the Demand is received from RHI, the registration under the Securities Act (but not including by means of a shelf registration pursuant to Rule 415 under the Securities
Act), of the Registrable Securities which the Company has been so requested to register by RHI.

               2.1.2 Registration of Other Securities. Whenever the Company shall effect a registration pursuant to this Section 2.1 in connection with an underwritten offering by RHI of Registrable Securities, holders of securities of the Company who have "piggyback" registration rights may include all or a portion of such securities in such registration, offering or sale; provided that, if the amount of Registrable Securities to be sold by RHI is to be reduced because of the views of the managing underwriter or underwriters, then the securities (other than the Registrable Securities) to be sold by such other holders participating in such offering shall be reduced by allocating the securities to be sold by such other holders in proportion to the number of securities proposed to be sold in such offering by such holders.

               2.1.3 Registration Statement Form. Registrations under this Section 2.1 shall be on such appropriate registration form of the Commission as shall be selected by the Company. The Company shall include in any such registration statement all information which, in the opinion of counsel to the Company, is required to be included.

               2.1.4 Expenses. The Company shall pay the Registration Expenses in connection with any registration requested pursuant to this
Section 2.1.

               2.1.5 Effective Registration Statement. A registration requested pursuant to this Section 2.1 shall not be deemed to have been effected (i) unless a registration statement with respect thereto has become effective, (ii) if after it has become effective, such registration is interfered with by any stop order, injunction or other order or requirement of the Commission or other governmental agency or court for any reason not attributable to RHI and has not thereafter become effective, or
(iii) if the conditions to closing specified in the underwriting agreement, if any, entered into in connection with such registration are not satisfied or waived, other than by reason of a failure on the part of RHI.

               2.1.6 Selection of Underwriters. In connection with each underwritten offering, RHI shall promptly select an underwriter subject to the approval of the Company (which approval shall not be unreasonably withheld by the Company).

               2.1.7 Limitations on Registration on Demand. The Company shall not be required to prepare and file a registration statement pursuant to this Section 2.1 which would become effective within 90 days following the effective date of a registration statement (other than a registration statement filed on Form S-8) filed by the Company with the Commission pertaining to an underwritten public offering of convertible debt securities or equity securities for cash for the account of the Company or another holder of securities of the Company or if the Company gives written notice to RHI within 10 days of receipt of a Demand that the Company will initiate within 30 days the preparation of such registration statement, and in each such case RHI was afforded the opportunity to include Registrable Securities in such registration pursuant to Section 2.2 (unless the managing underwriter for such registration is of the opinion that such inclusion would adversely affect the Company's ability to complete its underwritten offering). Notwithstanding anything in this Section 2.1 to the contrary, in no event shall the Company be required to effect (i) in the aggregate, more than three registrations pursuant to this Section 2.1 (other than registrations pertaining to Special Securities, which shall be unlimited in number and not otherwise reduce the number of registrations available to the Company pursuant to this Section 2.1) and (ii) more than one registration pursuant to this Section 2.1 in any 180-day period (other than registrations pertaining to Special Securities, which shall not affect or be affected by this clause (ii)).

               2.1.8 Right to Purchase in Lieu of Registration. If the Company receives a request for a Demand registration and the Company desires not to comply with such request, then the Company may purchase all but not less than all of the Registrable Securities proposed to be disposed of in such request (the "Redeemable Shares") by delivering to RHI a notice of the Company's election to purchase such Registrable Securities (the "Redemption Notice") within seven (7) days of receipt by the Company of the request for the Demand registration pursuant to Section 2.1.1. Upon issuance of the Redemption Notice, the Company shall be irrevocably committed to purchase the Registrable Securities on the terms set forth herein. The purchase price to be paid for the Registrable Securities shall be the Closing Price on the Trading Day immediately prior to the date the Company receives the notice for the Demand registration; provided, that in the event the Registrable Securities are not listed and traded on any national securities exchange or on NASDAQ (as defined below), the purchase price shall be established by the written opinion of a nationally recognized investment banking firm selected by RHI delivered to the Company at time of the request for a Demand registration. The term "Trading Day" shall mean a day on which the principal national securities exchange on which the Registrable Securities in question shall be listed or admitted to trading shall be open for the transaction of business or, if the Registrable Securities shall not be listed or admitted to trading on any national securities exchange, any day on which trading takes place in the over-the-counter market. The Company shall purchase the Registrable Securities within thirty (30) business days of the issuance of the Redemption Notice by delivering the purchase price in cash to RHI against delivery of the Registrable Securities. "Closing Price" means the last sale price, regular way, as reported in the principal consolidated transaction reporting system with respect to securities listed or admitted to trading on the principal national securities exchange on which the Registrable Securities shall be listed or admitted to trading or, if the Registrable Securities shall not be listed or admitted to trading on any national securities exchange, the last quoted price or, if not so quoted, the average of the high bid and low asked prices in the over-the-counter market, as reported by the National Association of Securities Dealers Automated Quotations System ("NASDAQ") or such other system then in use.

          2.2  Piggyback Registration.

               2.2.1 Right to Include Registrable Securities. If the Company at any time proposes to register any of its securities under the Securities Act by registration on Forms S-1, S-2, S-3 or any successor or similar form(s) (except registrations on such Forms or similar form(s) solely for registration of securities in connection with (i) an employee benefit plan or dividend reinvestment plan or a merger or consolidation or
(ii) debt securities which are not convertible into Common Stock), whether or not for sale for its own account, it shall, subject to Section 2.8, each such time give written notice to RHI of its intention to do so and of RHI's rights under this Section 2.2 at least 15 days prior to the filing of a registration statement with respect to such registration with the Commission. Upon the written request of RHI made as promptly as practicable and in any event within 5 business days after the receipt of any such notice, which request shall specify the Registrable Securities intended to be disposed of by RHI, the Company shall, subject to
Section 2.7, use its best efforts to effect the registration under the Securities Act of all Registrable Securities which the Company has been so requested to register by RHI; provided, that with respect to registrations effected for the account of another holder of securities of the Company, RHI's rights to include Registrable Securities will be subject to the consent of such other holder under agreements existing as of the date of this Agreement; provided, further, that if, at any time after giving written notice of its intention to register any securities and prior to the effective date of the registration statement filed in connection with such registration, the Company shall determine for any reason not to register or to delay registration of such securities, the Company may, at its election, give written notice of such determination to RHI and (i) in the case of a determination not to register, shall be relieved of its obligation to register any Registrable Securities in connection with such registration (but not from any obligation of the Company to pay the Registration Expenses in connection therewith), without prejudice; provided, however, that RHI may request that such registration be effected as a registration under Section 2.1 hereof and (ii) in the case of a determination to delay registering, shall be permitted to delay registering any Registrable Securities for the same period as the delay in registering such other securities. No registration effected under this Section 2.2 shall relieve the Company of its obligation to effect any registration upon demand under
Section 2.1. The Company shall pay all Registration Expenses in connection with registration of Registrable Securities requested pursuant to this
Section 2.2.

               2.2.2 Priority in Piggyback Registrations. Notwithstanding anything in paragraph 2.2.1 above to the contrary, if the managing underwriter of any underwritten offering shall inform the Company by letter of its belief that the number or type of Registrable Securities requested to be included in such registration would materially and adversely affect such offering, then the Company shall include in such registration, to the extent of the number and type which the Company is so advised can be sold in (or during the time of) such offering, first, all securities proposed by the Company to be sold for its own account or by the holder of securities who initiated a demand registration, and second, by reducing the other securities (including Registrable Securities to be sold by other holders of securities (including RHI)) in proportion to the number of securities proposed to be sold in such offering by such holders.

          2.3  Registration Procedures.

               2.3.1 In connection with the registration of any Registrable Securities under the Securities Act as provided in Sections 2.1 and 2.2, the Company shall as expeditiously as possible:

               (i) prepare and file with the Commission the requisite registration statement to effect such registration and thereafter use its best efforts to cause such registration statement to become and remain effective (subject to clause (ii) below); provided, however, that the Company may discontinue any registration of its securities which are not Registrable Securities at any time prior to the effective date of the registration statement relating thereto;

              (ii) prepare and file with the Commission such amendments and supplements to such registration statement and the prospectus used in connection therewith as may be necessary to keep such registration statement effective and to comply with the provisions of the Securities Act with respect to the disposition of all Registrable Securities covered by such registration statement for such period as shall be required for the disposition of all of such Registrable Securities; provided, that such period need not exceed 90 days;

             (iii) furnish to RHI such number of conformed copies of such registration statement and of each such amendment and supplement thereto (in each case including all exhibits), such number of copies of the prospectus contained in such registration statement (including each preliminary prospectus and any summary prospectus) and any other prospectus filed under Rule 424 under the Securities Act, in conformity with the requirements of the Securities Act, and such other documents, as RHI may reasonably request;

              (iv) use its best efforts (x) to register or qualify all Registrable Securities and other securities covered by such registration statement under such other securities or Blue Sky laws of such States of the United States of America where an exemption is not available and as RHI shall reasonably request, (y) to keep such registration or qualification in effect for so long as such registration statement remains in effect, and
(z) to take any other action which may reasonably be necessary or advisable to enable RHI to consummate the disposition in such jurisdictions of the securities to be sold by RHI, except that the Company shall not for any such purpose be required to qualify generally to do business as a foreign corporation in any jurisdiction wherein it would not, but for the requirements of this paragraph (iv), be obligated to be so qualified or to consent to general service of process in any such jurisdiction;

               (v)  use its best efforts to cause all Registrable
Securities covered by such registration statement to be registered with or approved by such other federal or state governmental agencies or authorities as may be necessary in the opinion of counsel to the Company and counsel to RHI to consummate the disposition of such Registrable Securities in accordance with their intended method of disposition;

              (vi) furnish to RHI and its underwriters, if any, (x) an opinion of counsel for the Company, and (y) a "comfort" letter signed by the independent public accountants who have certified the Company's financial statements included or incorporated by reference in such registration statement, each covering substantially the same matters with respect to such registration statement (and the prospectus included therein) and, in the case of the accountant's comfort letter, with respect to events subsequent to the date of such financial statements, as are customarily covered in opinions of issuer's counsel and in accountant's comfort letters delivered to the underwriters in underwritten public offerings of securities (and dated the dates such opinions and comfort letters are customarily dated);

             (vii) notify RHI when a prospectus relating thereto is required to be delivered under the Securities Act, upon discovery that, or upon the happening of any event as a result of which, the prospectus included in such registration statement, as then in effect, includes an untrue statement of a material fact or omits to state any material fact required to be stated therein or necessary to make the statements therein not misleading, in the light of the circumstances under which they were made, and at the request of RHI promptly prepare and furnish to it a reasonable number of copies of a supplement to or an amendment of such prospectus as may be necessary so that, as thereafter delivered to the purchasers of such securities, such prospectus shall not include an untrue statement of a material fact or omit to state a material fact required to be stated therein or necessary to make the statements therein not misleading in the light of the circumstances under which they were made;

            (viii) otherwise use its best efforts to comply with all applicable rules and regulations of the Commission, and make available to its security holders, as soon as reasonably practicable, an earnings statement covering the period of at least twelve months, but not more than eighteen months, beginning with the first full calendar month after the effective date of such registration statement, which earnings statement shall satisfy the provisions of Section 11(a) of the Securities Act and Rule 158 promulgated thereunder, and promptly furnish the same to RHI;

              (ix) provide and cause to be maintained a transfer agent and registrar (which, in each case, may be the Company) for all Registrable Securities covered by such registration statement from and after a date not later than the effective date of such registration; and

               (x) use its best efforts to list all Registrable Securities covered by such registration statement on any national securities exchange or over-the-counter market, if any, on which Registrable Securities of the same class and, if applicable, series, covered by such registration statement are then listed.

          The Company may require RHI to furnish the Company such information regarding RHI and the distribution of RHI's Registrable Securities as the Company may from time to time reasonably request in writing.

          RHI agrees that upon receipt of any notice from the Company of the happening of an event of the kind described in Section 2.3.1(vii), RHI will forthwith discontinue its disposition of Registrable Securities pursuant to the registration statement relating to such Registrable Securities until RHI's receipt of the copies of the supplemented or amended prospectus contemplated by Section 2.3.1(vii) and, if so directed by the Company, RHI will deliver to the Company (at the Company's expense) all copies, other than permanent file copies, then in RHI's possession, of the prospectus relating to such Registrable Securities current at the time of receipt of such notice.

          2.4  Underwritten Offerings.

               2.4.1 Requested Underwritten Offerings. If requested by the underwriters for any underwritten offering by RHI pursuant to a registration requested under Section 2.1, the Company will enter into an underwriting agreement with such underwriters for such offering, such agreement to be reasonably satisfactory in substance and form to the Company, RHI and the underwriters, and to contain such representations and warranties by the Company and RHI and such other terms as are generally prevailing in agreements of that type, including, without limitation, indemnities to the effect and to the extent provided in Section 2.8. RHI will cooperate with the Company in the negotiation of the underwriting agreement and will give consideration to the reasonable suggestions of the Company regarding the form and substance thereof. RHI shall be a party to such underwriting agreement. RHI shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding RHI, RHI's Registrable Securities, RHI's intended method of distribution and any other representations or warranties required by law or customarily given by selling shareholders in an underwritten public offering.

               2.4.2 Piggyback Underwritten Offerings. If the Company proposes to register any of its securities under the Securities Act as contemplated by Section 2.2 and such securities are to be distributed by or through one or more underwriters, the Company will, subject to Section 2.2 and Section 2.7 hereof, if requested by RHI, arrange for such underwriters to include all the Registrable Securities to be offered and sold by RHI among the securities of the Company to be distributed by such underwriters (subject to the provisio stated in Section 2.2). RHI shall become a party to the underwriting agreement negotiated between the Company and such underwriters. RHI shall not be required to make any representations or warranties to or agreements with the Company or the underwriters other than representations, warranties or agreements regarding RHI, RHI's Registrable

Securities and RHI's intended method of distribution or any other representations or warranties required by law or customarily given by selling shareholders in an underwritten public offering.

               2.4.3  Holdback Agreements.

               (i) If any registration of Registrable Securities (other than special securities) shall be in connection with an underwritten public offering, RHI agrees not to effect any public sale or distribution, including any sale pursuant to Rule 144 under the Securities Act, of any Registrable Securities, and not to effect any such public sale or distribution of any other equity security of the Company or of any security convertible into or exchangeable or exercisable for any equity security of the Company (in each case, other than as part of such underwritten public offering) during the 15 days prior to, and during the 90-day period beginning on, the effective date of such registration statement, provided that RHI has received written notice of such registration at least 15 days prior to such effective date.

              (ii) If any registration of Registrable Securities (other than special securities) shall be in connection with an underwritten public offering, the Company agrees (x) not to effect any public sale or distribution of any of its equity securities or of any security convertible into or exchangeable or exercisable for any equity security of the Company (other than in connection with any employee stock option or other benefit plan) during the 15 days prior to, and during the 90-day period beginning on the effective date of such registration statement (except as part of such registration) and (y) that any agreement entered into after the date of this Agreement pursuant to which the Company issues or agrees to issue any privately placed equity securities shall contain a provision under which holders of such securities agree not to effect any public sale or distribution of any such securities during the period referred to in the foregoing clause (x), including any sale pursuant to Rule 144 under the Securities Act (except as part of such registration, if permitted), if such holder is participating in the offering pursuant to such registration.

          2.5 Preparation; Reasonable Investigation. In connection with the preparation and filing of each registration statement under the Securities Act pursuant to this Agreement, the Company will give RHI, its underwriters, if any, and their respective counsel and accountants the opportunity to participate in the preparation of such registration statement, each prospectus included therein or filed with the Commission, and each amendment thereof or supplement thereto, and give each of them such access to its books and records, such opportunities to discuss the business of the Company with officers and the independent public accountants who have certified its financial statements as shall be necessary, in the opinion of RHI's and such underwriters' respective counsel, to conduct a reasonable investigation within the meaning of the Securities Act. Any expenses incurred by RHI in connection with any such investigation shall be borne by RHI.

          2.6 Limitations, Conditions and Qualifications to Obligations under Registration Covenants. The obligations of the Company to use its best efforts to cause the Registrable Securities to be registered under the Securities Act are subject to each of the following limitations, conditions and qualifications:

          In addition to its rights under Section 2.1.8 the Company shall be entitled to postpone for a reasonable period of time (but not exceeding 60 days) the filing of any registration statement otherwise required to be prepared and filed by it pursuant to Section 2.1 if the Company determines, in its reasonable judgment, that such registration and offering would interfere with any financing, acquisition, corporate reorganization or other material transaction involving the Company or any of its Affiliates or would require premature disclosures thereof and promptly give RHI written notice of such determination, containing a general statement of the reasons for such postponement and an approximation of the anticipated delay. If the Company shall so postpone the filing of a registration statement, RHI shall have the right to withdraw the request for registration by giving written notice to the Company within 30 days after receipt of the notice of postponement and, in the event of such withdrawal, such request shall not be counted for purposes of the requests for registration to which RHI is entitled pursuant to Section 2.1 hereof.

          2.7  Indemnification.

               2.7.1 Indemnification by the Company. In the event of any registration of any securities of the Company under the Securities Act, the Company will, and hereby does, indemnify and hold harmless, in the case of any registration statement filed pursuant to Section 2.1 or 2.2, RHI, its directors, officers, partners, agents, and affiliates and each other Person who participates as an underwriter in the offering or sale of such securities and each other Person, if any, who controls RHI or any such underwriter within the meaning of the Securities Act, insofar as losses, claims, damages, or liabilities (or actions or proceedings, whether commenced or threatened, in respect thereof) arise out of or are based upon any untrue statement or alleged untrue statement of any material fact contained in any registration statement under which such securities were registered under the Securities Act, any preliminary prospectus, final prospectus, or summary prospectus contained therein, or any amendment or supplement thereto, or any omission or alleged omission to state therein a material fact required to be stated therein or necessary to make the statements therein in light of the circumstances in which they were made not misleading, and the Company will reimburse RHI and each such director, officer, partner, agent or affiliate, underwriter and controlling Person for any legal or any other expenses reasonably incurred by them in connection with investigating or defending any such loss, claim, liability, action or proceeding; provided, that the Company shall not be liable in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of or is based upon an untrue statement or alleged untrue statement or omission or alleged omission made in such registration statement, any such preliminary prospectus, final prospectus, summary prospectus, amendment or supplement in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by or on behalf of RHI or such underwriter, as the case may be, specifically stating that it is for use in the preparation thereof; and provided, further, that the Company shall not be liable to RHI or any Person who participates as an underwriter in the offering or sale of Registrable Securities or any other person, if any, who controls RHI or such underwriter within the meaning of the Securities Act, in any such case to the extent that any such loss, claim, damage, liability (or action or proceeding in respect thereof) or expense arises out of such Person's failure to send or give a copy of the final prospectus, as the same may be then supplemented or amended, to the Person asserting an untrue statement or alleged untrue statement or omission or alleged omission at or prior to the written confirmation of the sale of Registrable Securities to such Person if such statement or omission was corrected in such final prospectus so long as such final prospectus, and any amendments or supplements thereto, have been furnished to such underwriter or RHI, as applicable. Such indemnity shall remain in full force and effect regardless of any investigation made by or on behalf of RHI or any such director, officer, partner, agent or affiliate or controlling Person and shall survive the transfer of such securities by RHI.

               2.7.2 Indemnification by RHI. If any Registrable Securities are included in any registration statement, each of TFC and RHI will, and each hereby does, jointly and severally indemnify and hold harmless (in the same manner and to the same extent as set forth in Section 2.7.1 above) the Company, and each director of the Company, each officer of the Company and each other Person, if any, who controls the Company within the meaning of the Securities Act, with respect to any statement or alleged statement in or omission or alleged omission from such registration statement, any preliminary prospectus, final prospectus or summary prospectus contained therein, or any amendment or supplement thereto, if such statement or alleged statement or omission or alleged omission was made in reliance upon and in conformity with written information furnished to the Company through an instrument duly executed by TFC or RHI specifically stating that it is for use in the preparation of such registration statement, preliminary prospectus, final prospectus, summary prospectus, amendment or supplement.

               2.7.3 Notice of Claims, Etc. Promptly after receipt by an indemnified party of notice of the commencement of any action or proceeding involving a claim referred to in the preceding paragraphs of this
Section 2.7, such indemnified party will, if a claim in respect thereof is to be made against an indemnifying party, immediately give written notice to the latter of the commencement of such action; provided, however, that the failure of any indemnified party to give notice as provided herein shall not relieve the indemnifying party of its obligations under the preceding paragraphs of this Section 2.7, except to the extent that the indemnifying party is actually prejudiced by such failure to give notice. In case any such action is brought against an indemnified party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties may exist in respect of such claim, the indemnifying party shall be entitled to participate in and to assume the defense thereof, jointly with any other indemnifying party similarly notified to the extent that it may wish, with counsel reasonably satisfactory to such indemnified party, and after notice from the indemnifying party to such indemnified party of its election so to assume the defense thereof, the indemnifying party shall not be liable to such indemnified party for any legal or other expenses subsequently incurred by the latter in connection with the defense thereof other than reasonable costs related to the indemnified party's cooperation with the indemnifying party, unless in such indemnified party's reasonable judgment a conflict of interest between such indemnified and indemnifying parties arises in respect of such claim after the assumption of the defense thereof. No indemnifying party shall be liable for any settlement of any action or proceeding effected without its written consent, which consent shall not be unreasonably withheld. No indemnifying party shall, without the consent of the indemnified party, consent to entry of any judgment or enter into any settlement which does not include as an unconditional term thereof the giving by the claimant or plaintiff to such indemnified party of a release from all liability in respect to such claim or litigation.

               2.7.4 Contribution. If the indemnification provided for in this Section 2.7 shall for any reason be held by a court to be unavailable to an indemnified party under paragraph 2.7.1 or 2.7.2 hereof in respect of any loss, claim, damage or liability, or any action in respect thereof, then, in lieu of the amount paid or payable under paragraph 2.7.1 or 2.7.2 hereof, the indemnified party and the indemnifying party under paragraph
2.7.1 or 2.7.2 hereof shall contribute to the aggregate losses, claims, damages and liabilities (including legal or other expenses reasonably incurred in connection with investigating the same), (i) in such proportion as is appropriate to reflect the relative fault of the Company on one hand and TFC and RHI on the other which resulted in such loss, claim, damage or liability, or action in respect thereof, with respect to the statements or omissions which resulted in such loss, claim, damage or liability, or action in respect thereof, as well as any other relevant equitable considerations or (ii) if the allocation provided by paragraph (i) above is not permitted by applicable law, in such proportion as shall be appropriate to reflect the relative benefits received by the Company on one hand and TFC and RHI on the other. No Person guilty of fraudulent misrepresentation (within the meaning of the Securities Act) shall be entitled to contribution from any Person who was not guilty of such fraudulent misrepresentation. In addition, no Person shall be obligated to contribute hereunder any amounts in payment for any settlement of any action or claim, effected without such Person's consent, which consent shall not be unreasonably withheld.

               2.7.5 Other Indemnification. Indemnification and contribution similar to that specified in the preceding paragraphs of this
Section 2.7 (with appropriate modifications) shall be given by the Company and TFC and RHI with respect to any required registration or other qualification of securities under any federal or state law or regulation of any governmental authority other than the Securities Act.

               2.7.6 Indemnification Payments. The indemnification and contribution required by this Section 2.7 shall be made by periodic payments of the amount thereof during the course of the investigation or defense, as and when bills are received or expense, loss, damage or liability is incurred.

               2.7.7 Disclosure of Results of Investigation. Each of TFC and RHI covenants and agrees that if in the course of its investigation of the Company anything comes to its attention that indicates there is or there could become a breach of the Company's representations and warranties, covenants and agreements contained in any underwriting agreement, TFC and RHI shall promptly notify the Company of such matter. Failure to so notify the Company shall cause TFC and RHI to lose its right to indemnification under Section 2.7 with respect to such discovered matter.

     3. Rule 144. With a view to making available the benefits of certain rules and regulations of the Commission which may at any time permit the sale of the Registrable Securities to the public without registration, after such time as a public market exists for its Common Stock, the Company agrees to:

          (a) use its best efforts to facilitate the sale of the Registrable Securities to the public, without registration under the Securities Act, pursuant to Rule 144 promulgated under the Securities Act, provided that this shall not require the Company to file reports under the Securities Act and the Exchange Act at any time prior to the Company's being otherwise required to file such reports;

          (b) make and keep public information available, as those terms are understood and defined in Rule 144 promulgated under the Securities Act at all times after ninety (90) days after the effective date of the first registration under the Securities Act filed by the Company for an offering of its securities to the general public;

          (c) use its best efforts to then file with the Commission in a timely manner all reports and other documents required of the Company under the Securities Act and the Exchange Act; and

          (d) deliver a written statement as to whether it has complied with such requirements of this Section, to RHI upon RHI's request.

     4. Legend. Any certificate evidencing Registrable Securities shall bear the following legend:

     "THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A REGISTRATION RIGHTS AGREEMENT, DATED AS OF
                          BY AND BETWEEN RHI HOLDINGS, INC. AND
     SHARED TECHNOLOGIES INC. A COPY OF SUCH AGREEMENT SHALL BE FURNISHED WITHOUT CHARGE BY SHARED TECHNOLOGIES INC. TO THE HOLDER HEREOF UPON SUCH HOLDER'S WRITTEN REQUEST."

     5. Modification; Waivers. This Agreement may be modified or amended only with the written consent of each party hereto. No party hereto shall be released from its obligations hereunder without the written consent of the other party. The observance of any term of this Agreement may be waived (either generally or in a particular instance and either retroactively or prospectively) by the party entitled to enforce such term, but any such waiver shall be effective only if in a writing signed by the party against which such waiver is to be asserted. Except as otherwise specifically provided herein, no delay on the part of any party hereto in exercising any right, power or privilege hereunder shall operate as a waiver thereof, nor shall any waiver on the part of any party hereto of any right, power or privilege hereunder operate as a waiver of any other right, power or privilege hereunder nor shall any single or partial exercise of any right, power or privilege hereunder preclude any other or further exercise thereof or the exercise of any other right, power or privilege hereunder.

     6. Entire Agreement. This Agreement represents the entire understanding and agreement between the parties hereto with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

     7. Severability. If any provision of this Agreement, or the application of such provision to any Person or circumstance, shall be held invalid, the remainder of this Agreement or the application of such provision to other Persons or circumstances shall not be affected thereby; provided, that the parties shall negotiate in good faith with respect to an equitable modification of the provision or application thereof held to be invalid.

     8. Notices. (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile or overnight air courier guaranteeing next day delivery, to such other party's address.

          If to RHI Holdings, Inc.:

               300 West Service Road
               P.O. Box 10803
               Chantilly, VA  22001
               Facsimile No.:  (703) 888-5674
               Attention:  Donald Miller, Esq.

          If to Shared Technologies Inc.:

               100 Great Meadow Road, Suite 104
               Wethersfield, CT  06109
               Facsimile No.:  (203) 258-2401
               Attention:  Legal Department

          (b) All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, if mailed; when receipt acknowledged, if sent by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

     9. Successors and Assigns. This Agreement shall inure to the benefit of and shall be binding upon RHI and Shared Technologies and their respective successors and assigns. In the event that RHI assigns its rights to a holder or holders of only a portion of the Registrable Securities, then all references to RHI herein shall also be deemed to refer to such other holder or holders but in such event RHI will have the sole right to make decisions by and give notices for such holder or holders under this Agreement; provided, that if RHI no longer owns any Registrable Securities, then all decisions and notices hereunder must be made by the holders of not less than a majority of the Registrable Securities outstanding.

     10. Counterparts. This Agreement may be executed in one or more counterparts, each of which for all purposes shall be deemed to be an original and all of which together shall constitute the same agreement.

     11. Headings. The Section headings in this Agreement are for convenience of reference only, and shall not be deemed to alter or affect the meaning or interpretation of any provisions hereof.

     12. Construction. This Agreement shall be governed, construed and enforced in accordance with the laws of the state of New York, without regard to its principles of conflict of laws.

     13. No Inconsistent Agreements. The Company has not previously, and will not hereafter, enter into any agreement with respect to its securities which is inconsistent with the rights granted to RHI in this Agreement; except that holders of piggy-back registration rights with respect to 9,458 shares of Common Stock have such registration rights without allowance for cut-back.

     14. Recapitalizations, etc. In the event that any capital stock or other securities are issued in respect of, in exchange for, or in substitution of, any Registrable Securities by reason of any reorganization, recapitalization, reclassification, merger, consolidation, spin-off, partial or complete liquidation, stock dividend, split-up, sale of assets, distribution to stockholders or combination of the shares of Registrable Securities or any other change in the Company's capital structure, appropriate adjustments shall be made in this Agreement so as to fairly and equitably preserve, as far as practicable, the original rights and obligations of the parties hereto under this Agreement.

     15. Attorneys' Fees. In any action or proceeding brought to enforce any provision of this Agreement by a party hereto, or where any provision hereof is validly asserted as a defense by such party, such party, if successful, shall be entitled to recover reasonably attorneys' fees in addition to any other available remedy.

     16. Specific Performance. The parties hereto agree that the Registrable Securities of the Company cannot be purchased or sold in the open market and that, for these reasons, among others, the parties will be irreparably damaged in the event that this Agreement is not specifically enforceable. Accordingly, in the event of any controversy concerning the Registrable Securities which is the subject of this Agreement, or any right or obligation to register such securities, such right or obligation shall be enforceable in a court of equity by specific performance. The rights granted in this Section 16 shall be cumulative and not exclusive, and shall be in addition to any and all other rights which the parties hereto may have hereunder, at law or in equity.

          IN WITNESS WHEREOF, the parties have caused this Agreement to be executed and delivered by their respective officers thereunto duly authorized as of the date first above written.


                              SHARED TECHNOLOGIES INC.



                              By:/s/ Vincent DiVencenzo
                                  Name:
                                  Title:



                              RHI HOLDINGS, INC.



                              By:/s/ John Flynn
                                  Name:
                                  Title:


                              THE FAIRCHILD CORPORATION


                              By:/s/ John Flynn
                                  Name:
                                  Title:

                                                      EXHIBIT H



                       PLEDGE AGREEMENT


          PLEDGE AGREEMENT (the "Agreement"), dated as of
March 13, 1996, made by RHI HOLDINGS, INC., a Delaware corporation ("Pledgor"), in favor of Gadsby & Hannah (the
"Pledgee").


                       R E C I T A L S :

          A. Pursuant to the terms of an Agreement to Exchange 6% Cumulative Convertible Preferred Stock and Special Preferred Stock dated as of March 1, 1996 (the "Exchange Agreement") among Shared Technologies Inc. ("Shared Technologies"), The Fairchild Corporation ("TFC"), RHI and Fairchild Industries, Inc. (a wholly-owned subsidiary of RHI), RHI has received 250,000 shares of Series I 6% Cumulative Convertible Preferred Stock, par value $.01 per share (the "Convertible Preferred Stock"), of Shared Technologies and 200,000 shares of Series J Special Preferred Stock, par value $.01 per share (the "Special Preferred Stock" and, together with the Convertible Preferred Stock, the "Preferred Stock").

          B. This Agreement is given by Pledgor in favor of Pledgee for the benefit of Shared Technologies to secure the payment and performance by the Indemnifying Parties (as hereinafter defined) of Indemnification Agreements dated the date hereof (the "Indemnification Agreements") between Shared Technologies and each of TFC, RHI, and Fairchild Holding Corp. (collectively, the "Indemnifying Parties").

                      A G R E E M E N T :

          NOW, THEREFORE, in consideration of the foregoing premises and other good and valuable consideration, the receipt and sufficiency of which are hereby acknowledged, Pledgor and Pledgee hereby agree as follows:

          SECTION 1. Pledge. As collateral security for the payment and performance when due of all of the Indemnifying Parties' obligations to Shared Technologies under the Indemnification Agreements (the "Secured Obligations"), Pledgor hereby pledges, assigns and grants to Pledgee for the benefit of and as agent for Shared Technologies, until this Agreement terminates, a continuing first priority security interest in and to all of the right, title and interest of Pledgor in shares of Preferred Stock of Shared Technologies described in
Schedule I hereto (the "Pledged Shares"). The term "Pledged Collateral" shall mean (i) the Pledged Shares and all other securities or property issued in exchange or as replacement for (by reason of merger, reorganization or otherwise) the Pledged Shares by the Company or a third party ("New Pledged Shares") and (ii) all other assets or property substituted for the Pledged Shares in accordance with Section 6 of this Agreement.

          SECTION 2.  Delivery of Pledged Shares.  The
certificates representing the Pledged Shares, together with stock powers, are, concurrently with the execution of this Agreement, being delivered to Pledgee (and with respect to any New Pledged Shares will be promptly delivered to Pledgee when received by Pledgor) and will be held by Pledgee pursuant to and in accordance with the terms of this Agreement.

          SECTION 3.  Voting Rights; Distributions; etc.

          (a) Pledgor shall be entitled to exercise any and all voting and other consensual rights (including rights to exercise) pertaining to the Pledged Collateral or any part thereof for any purpose not inconsistent with the terms or purpose of this Agreement.

          (b) Pledgor shall be entitled to receive and retain, and to utilize free and clear of the lien of this Agreement, any and all dividends or distributions made with respect to the Pledged Collateral, provided, however, if a Dispute Notice (as hereinafter defined) has been delivered, until there has been a resolution of the dispute to which such Dispute Notice relates, all dividends and distributions on the portion of Pledged Collateral required to satisfy Shared Technologies' claims under the relevant Dispute Notice, shall be delivered to and held by the Pledge Agent. Upon resolution of the dispute which is the subject of the Dispute Notice all dividends and distributions shall forthwith be delivered to the party in whose favor the dispute was resolved.

          (c) Pledgee shall be deemed without further action or formality to have granted to Pledgor all necessary consents relating to voting rights and shall, if necessary, upon written request of Pledgor, from time to time execute and deliver (or cause to be executed and delivered) to Pledgor all such instruments as Pledgor may reasonably request in order to permit Pledgor to exercise the voting and other rights which it is entitled to exercise pursuant to Section 3(a) hereof and to receive the dividends and distributions which it is authorized to receive and retain pursuant to Section 3(b) hereof.

          SECTION 4. Other Liens. Pledgor shall not (i) sell, convey, assign or otherwise dispose of (except pursuant to Section 6), or grant any option, right or warrant with respect to, any of the Pledged Collateral, or (ii) create or permit to exist any lien upon or with respect to any Pledged Collateral other than the lien and security interest granted to Pledgee for the benefit of Shared Technologies under this Agreement.

          SECTION 5. Cancellation of Pledged Shares upon Payment Default. In the event that Shared Technologies claims it is entitled to a payment from an Indemnifying Party in accordance with the terms of an Indemnification Agreement because of a payment that Shared Technologies has made or is then obligated to make to a third party and for which it is entitled to indemnification under the Indemnification Agreements, such Indemnifying Party shall have 30 days (the "Notice Period") from its receipt of written notice of such claim to pay to Shared Technologies the amount of such claim in cash or dispute responsibility for indemnification of such claim by delivering a written notice thereof to Shared Technologies (a "Dispute Notice"). In the event that such Indemnifying Party fails to pay any such claim or deliver a Dispute Notice within such 30-day period, Pledgee shall deliver to Shared Technologies, at Shared Technologies' request (a "Pledge Notice"), Pledged Shares or, if applicable, New Pledged Shares (in each case valued at their liquidation preference) in an amount equal to such claimed amount and Shared Technologies shall cancel the same and they will cease to be Pledged Collateral for all purposes of this Agreement. In the event of a claim subject to a Dispute Notice, upon settlement of such dispute, if the Indemnifying Party fails to pay the amount owing to Shared Technologies, if any, as a result of such settlement (the "Undisputed Claim Amount"), within 30 days thereof, Pledgee shall deliver to Shared Technologies, upon delivery to Pledgee of a Pledge Notice, Pledged Shares or, if applicable, New Pledged Shares (in each case valued at their liquidation preference) equal to the Undisputed Claim Amount and Shared Technologies shall cancel the same. Any such cancellation of Pledged Shares or New Pledged Shares pursuant to this Section 5 will be deemed to have satisfied the Indemnifying Party's obligations under the Indemnification Agreements for the claim to the extent of the liquidation preference of the Pledged Shares or New Pledged Shares so cancelled. The foregoing rights of Shared Technologies shall not obviate Shared Technologies' other available rights to seek indemnification payments from the Indemnifying Parties.

          SECTION 6.  Substitution of Collateral.  At its
election, Pledgor may substitute property or assets owned by it for all or a portion of the Pledged Shares (or New Pledged

Shares) so long as (i) the fair market value of such substitute property or assets is at least equal to the fair market value of the Pledged Shares (or New Pledged Shares) for which substitution is sought, as evidenced by the written opinion of an investment banking firm of nationally recognized standing reasonably acceptable to Shared Technologies, (ii) such substitute property or assets are not subject to any other lien or security interest at the time of such substitution, (iii) Pledgor delivers to Pledgee such instruments and documents which are necessary for Pledgee to perfect a first priority lien on and security interest in such substitute property or assets and (iv) Pledgor, Pledgee and Shared Technologies shall have entered into such amendments or supplements to this Agreement as are reasonably requested by Pledgee and Shared Technologies in order to ensure Pledgee's rights and remedies hereunder with respect to such substituted property or assets.

          SECTION 7. Termination of Agreement; Release of Pledged Collateral. On the Termination Date, this Agreement shall terminate and Pledgee's and Shared Technologies' rights with respect to the Pledged Collateral shall terminate and Pledgee shall promptly deliver the certificates (or other property or assets) representing the Pledged Collateral to Pledgor, free and clear of any lien or encumbrance thereon. "Termination Date" means the later to occur of (i) the third anniversary of the date of this Agreement and (ii) the date on which the consolidated net worth (computed in accordance with generally accepted accounting principles) of The Fairchild Corporation at such time (as evidenced by an audited balance sheet delivered to Pledgee by Pledgor) is at least (x) $25 million greater than such net worth at September 30, 1995 (excluding for such purpose any value attributed to the Preferred Stock on such balance sheet) and (y) $225 million (including for such purpose the value of the Preferred Stock); provided that in the event of any outstanding claims under the Indemnification Agreements that are subject to a Dispute Notice, the Termination Date shall not be deemed to occur with respect to an amount of Pledged Collateral equal to the claim which is the subject of such Dispute Notice, until such dispute is resolved unless, as to any such claim, the appropriate Indemnifying Parties accept, by written agreement reasonably satisfactory to Shared Technologies, full and unconditional liability for such claim and agree to assume the defense thereof and full responsibility therefor (an "Assumption").
The foregoing provisions notwithstanding, in the event that a Pledge Notice has been delivered as to which Pledgor has not yet responded and the Notice Period has not yet expired, such claims shall be subject to the terms of the proviso of the preceding sentence until the earlier to occur of the payment by

Pledgor of the Undisputed Claim Amount or delivery by Pledgor to Shared Technologies of an Assumption.

          SECTION 8. Continuing Security Interest; Assignment. This Agreement shall create a continuing security interest in the Pledged Shares and shall (i) be binding upon Pledgor, its successors and assigns, and (ii) inure, together with the rights and remedies of each of Pledgee and Shared Technologies hereunder, to the benefit of each of Pledgee and Shared Technologies and their respective successors, transferees and assigns; no other Person (including, without limitation, any other creditor of Pledgor or Shared Technologies) shall have any interest herein or any right or benefit with respect hereto.

          SECTION 9. GOVERNING LAW; TERMS. THIS AGREEMENT SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK, WITHOUT REGARD TO PRINCIPLES OF CONFLICTS OF LAWS, EXCEPT TO THE EXTENT THAT THE VALIDITY OR PERFECTION OF THE SECURITY INTEREST HEREUNDER, OR REMEDIES HEREUNDER, IN RESPECT OF ANY PARTICULAR PROPERTY ARE GOVERNED BY THE LAWS OF A JURISDICTION OTHER THAN THE STATE OF NEW YORK.

          SECTION 10. Severability of Provisions. Any provision of this Agreement which is prohibited or unenforce-able in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforce-ability without invalidating the remaining provisions hereof or affecting the validity or enforceability of such provision in any other jurisdiction.

          SECTION 11. Execution in Counterparts. This Agreement and any amendments, waivers, consents or supplements hereto may be executed in any number of counterparts and by different parties hereto in separate counterparts, each of which when so executed and delivered shall be deemed to be an original, but all such counterparts together shall constitute one and the same agreement.

          SECTION 12.  Headings.  The Section headings used in
this Agreement are for convenience of reference only and shall not affect the construction of this Agreement.

          SECTION 13. Arbitration. Any controversy, dispute or question arising out of or in connection with this Agreement, or the interpretation, performance or non-performance of this Agreement or any breach hereof, shall be determined by arbitration held in New York, in accordance with the then existing rules of the American Arbitration

Association. Any decision or award of such arbitration shall be final, conclusive and binding on the parties hereto.
Nothing contained herein shall in any way deprive either party of its right to obtain injunctions or other equitable relief, including preliminary relief pending arbitration. All costs and expenses (including counsel and expert witness fees) associated with any such arbitration shall be paid by the party adjudged by the arbitrator to be responsible for the costs.
Any award rendered by an arbitrator shall be enforceable in any court of competent jurisdiction.

          SECTION 14. Pledgee. Shared Technologies hereby appoints Gadsby & Hannah as its agent to act as its pledge agent with respect to the Pledged Collateral pursuant to this Agreement. The actions of Pledgee hereunder are subject to the provisions of this Agreement. Pledgee shall have the right hereunder to make demands, to give notices, to exercise or refrain from exercising any rights, and to take or refrain from taking action (including, without limitation, the release or substitution of Pledged Collateral), in accordance with this Agreement. Pledgee may resign as long as Pledgee is replaced by a successor Pledgee approved by Pledgor and Shared Technologies. Upon the acceptance of any appointment as Pledgee by a successor Pledgee, that successor Pledgee shall thereupon succeed to and become vested with all the rights, powers, privileges and duties of the retiring Pledgee under this Agreement, and the retiring Pledgee shall thereupon be discharged from its duties and obligations under this Agreement. After any retiring Pledgee's resignation, the provisions of this Agreement shall inure to its benefit as to any actions taken or omitted to be taken by it under this Agreement while it was Pledgee.

          SECTION 15.  Notices.

          (a) Any notice or communication to any party hereto shall be duly given if in writing and delivered in person or mailed by first class mail (registered or certified, return receipt requested), facsimile or overnight air courier guaranteeing next day delivery to such other party's address.

          If to RHI Holdings, Inc.:

               300 West Service Road
               P.O. Box 10803
               Chantilly, VA  22001
               Facsimile No.:  (703) 888-5674
               Attention:  Donald Miller, Esq.

               with a copy to:

               James J. Clark, Esq.
               Cahill Gordon & Reindel
               80 Pine Street
               New York, NY  10005
               Facsimile No.:  (212) 269-5420

          If to Shared Technologies Inc.:

               100 Great Meadow Road, Suite 104
               Wethersfield, CT  06109
               Facsimile No.:  (203) 258-2401
               Attention:  Legal Department

               with a copy to:

               Walter D. Wekstein, Esq.
               Harold J. Carroll, Esq.
               Gadsby & Hannah
               125 Summer Street
               Boston, MA  02110
               Facsimile No.:  (617) 345-7050

          If to Gadsby & Hannah:

               125 Summer Street
               Boston, MA  02110
               Facsimile No.:  (617) 345-7050

               Walter D. Wekstein, Esq.
               Harold J. Carroll, Esq.
               Gadsby & Hannah
               125 Summer Street
               Boston, MA  02110
               Facsimile No.:  (617) 345-7050

          (b) All notices and communications will be deemed to have been duly given: at the time delivered by hand, if personally delivered; five business days after being deposited in the mail, if mailed; when sent, if sent by facsimile; and the next business day after timely delivery to the courier, if sent by overnight air courier guaranteeing next day delivery.

          SECTION 16.  Entire Agreement.  This Agreement
constitutes the entire agreement among the parties with respect to the subject matter hereof and supersedes all other prior agreements and understandings, both written and oral, between the parties with respect to the subject matter hereof.

          IN WITNESS WHEREOF, Pledgor has caused this Agreement to be executed and delivered by its duly authorized officer as of the date first above written.

                              RHI HOLDINGS, INC.,
                                as Pledgor


                              By:  /s/ John Flynn
                                   ----------------------------------
                                   Name:
                                   Title:


                              GADSBY & HANNAH
                                as Pledgee


                              By:  /s/ Marianne Gilleran
                                   -----------------------------------
                                   Name:
                                   Title:


                              SHARED TECHNOLOGIES INC.


                              By:  /s/ Vincent DiVincenzo
                                   --------------------------------
                                   Name:
                                   Title:

                                SCHEDULE I


                              Pledged Shares

                     CLASS OF        PAR     CERTIFICATE   NUMBER
ISSUER               STOCK          VALUE       NO(S).    OF SHARES

Shared Technologies  Series I 6%     $.01         1        235,000
Fairchild Inc.       Cumulative
                     Convertible
                     Preferred

Shared Technologies  Series          $.01         1        200,000
Fairchild Inc.       Special
                     Preferred